Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

NI 43-101 Technical Report:

Updated Mineral Resource and Reserve Estimates for the

Bolañitos Project, Guanajuato State, Mexico

Report Date:  January 2, 2022

Effective Date:  December 31, 2020

Prepared by:

1130 - 609 Granville Street

Vancouver, B.C., Canada, V7Y 1G5

Endorsed by QP(s):

Dale Mah, P.Geo.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

Certificate of Qualified Persons

Dale Mah, P.Geo.
Endeavour Silver Corp.
609 Granville St, Suite 1130
Vancouver, British Columbia, Canada, V7Y 1G5
Tel: (604) 685-9775

I, Dale Mah, P,Geo, am currently employed as Vice President, Corporate Development with Endeavour Silver Corp. ("Endeavour Silver"), which has its head offices at #1130, 609 Granville Street, Vancouver, BC V7Y 1G5 Canada.

This certificate applies to the technical report titled "NI43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolanitos Project, Guanajuato State, Mexico", that has an effective date of 31 December, 2020 (the "technical report").

I am a member of the Engineers & Geoscientists, British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. I graduated from the University of Alberta with a Bachelor of Science (Specialization) degree in Geology in 1996.

I have practiced my profession for over 25 years. In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; supervision of mineral resource estimates; project valuation and cash flow modeling.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Bolanitos Project most recently from 8-9 January, 2020. A personal inspection has not been conducted more recently due to the COVID-19 pandemic and travel restrictions imposed by local and foreign governments. However, once it is safe to do so, a physical site visit will take place as soon as practical.

I am responsible for Sections 1 to 27 of the technical report.

I am not independent of Endeavour Silver as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Bolanitos Project since my employment commenced with Endeavour Silver in June 2016.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 2nd day of January, 2022.

"Signed" Dale Mah, P.Geo.

Signature of Qualified Person

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

Table of Contents

1. EXECUTIVE SUMMARY	1

1.1 Introduction	1
1.2 Property Description and Ownership	1
1.3 Geology and Mineralization	1
1.4 Status of Exploration	2
1.5 Mineral Resource Estimate	2
1.6 Mineral Reserve Estimate	4
1.7 Conclusions and Recommendations	5

2. INTRODUCTION	7

2.1 Issuer and Terms of Reference	7
2.2 Sources of Information	7
2.3 Qualified Persons and Personal Inspection	8
2.4 Units of Measure	8

3. RELIANCE ON OTHER EXPERTS	9

4. PROPERTY DESCRIPTION AND LOCATION	10

4.1 Project Location	10
4.2 Mineral Tenure, Agreements and Encumbrances	11
4.3 Permits and Environmental Liabilities	13

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	14

5.1 Access and Climate	14
5.2 Local Resources and Infrastructure	14
5.3 Bolañitos Mine Physiography	14
5.4 Surface Rights	15

6. HISTORY	16

6.1 Historical Exploration	16
6.2 Historical Production	16
6.3 Historic Mineral Resource and Reserve Estimates	16

7. GEOLOGICAL SETTING AND MINERALIZATION	19

7.1 Regional Geology	19
7.1.1 Stratigraphy	21
7.1.2 Esperanza Formation	22
7.1.3 La Luz Formation	22
7.1.4 Guanajuato Formation (Eocene to Oligocene)	23
7.1.5 Loseros Formation (Cenozoic)	23
7.1.6 Bufa Formation (Cenozoic)	23
7.1.7 Calderones Formation (Cenozoic)	23
7.1.8 Cedros Andesite (Cenozoic)	23
7.1.9 Chichíndaro Formation (Cenozoic)	24
7.1.10 Comanja Granite (Cenozoic)	24
7.1.11 El Capulin Formation	24
7.2 Structure	24

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

7.3 Local Geology	25
7.3.1 Alteration	27
7.4 Mineralization	28

8. DEPOSIT TYPES	30

9. EXPLORATION	32

9.1 EDR Exploration Prior to 2019	32
9.2 2020 Exploration Activities	33

10. DRILLING	38

10.1 Drilling Procedures	38
10.2 EDR Core Logging Procedures	39
10.3 EDR Drilling Programs and Results (2007 to 2019)	39
10.4 EDR Drilling Programs and Results (2020)	40
10.4.1 Bolañitos North Diamond Drilling Program	40
10.4.1 Plateros Diamond Drilling Program	48
10.4.1 Sangre de Cristo Diamond Drilling Program	50
10.4.1 Bolañitos South Diamond Drilling Program	53

11. SAMPLE PREPARATION, ANALYSES AND SECURITY	56

11.1 Methods	56
11.1.1 Production Chip Channel Samples	56
11.1.2 Exploration Sampling	56
11.2 Sample Preparation and Analysis	57
11.2.1 Exploration Drilling	57
11.3 Sample Quality Control and Quality Assurance	59
11.3.1 Production Sampling	59
11.3.2 Production Grade Control Samples	59
11.3.3 Summary of the 2017 to 2019 QA/QC Surface and Underground Exploration Programs	68
11.3.4 Surface and Underground Exploration Samples	71
11.4 Adequacy of Data	83
11.4.1 Adequacy of Mine Sampling Procedures	83

12. DATA VERIFICATION	84

12.1 Database Audit	84
12.1.1 Mechanical Audit	85
12.2 Certificates	85
12.3 Adequacy of Data	85

13. MINERAL PROCESSING AND METALLURGICAL TESTING	87

13.1 Mineralogical Analysis	87
13.2 Gravity Concentration	87
13.3 Concentrate Sale vs. Cyanide Leaching	87
13.4 Comments on Section 13	88

14. MINERAL RESOURCE ESTIMATES	89

14.1 Density	89
14.2 Methodology	89
14.3 Vertical Longitudinal Projection	90

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

14.3.1 Composite Calculations	92
14.3.2 Area and Volume Calculations	92
14.3.3 VLP Mineral Resource Classification	93
14.4 3D Block Model Method	93
14.4.1 Geologic Model	93
14.4.2 Block Model	95
14.4.3 Compositing	97
14.4.4 Capping	99
14.4.5 Variography	102
14.4.6 Estimation Parameters	105
14.4.7 Model Validation	106
14.4.8 Mineral Resource Classification	117
14.5 Bolañitos Mineral Resource Statement	117
14.5.1 VLP Mineral Resource Estimate	118
14.5.2 3D Block Model Mineral Resource Estimate	118
14.5.3 Bolañitos Mineral Resource Statement	120

15. MINERAL RESERVE ESTIMATES	121

15.1 CALCULATION PARAMETERS	121
15.1.1 Dilution	121
15.1.2 Reconciliation of Mineral Reserves to Production	123
15.2 Reserve Classification	123
15.3 Mineral Reserves	127
15.3.1 Factors that may affect the Mineral Reserve Estimate	129

16. MINING METHODS	130

16.1 Mining Operations	130
16.2 Ground Conditions	130
16.3 Mining Method	130
16.4 Mine equipment	131
16.5 Mine Production	132

17. RECOVERY METHODS	134

17.1 Production	134
17.2 Bolañitos Plant	134

18. PROJECT INFRASTRUCTURE	139

18.1 Mine Pumping	139
18.2 Mine Ventilation	139
18.3 Mine Electrical	139

19. MARKET STUDIES AND CONTRACTS	141

19.1 Contracts	142

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	143

20.1 Environmental Sustainability	143
20.2 Closure Plan	144
20.3 Permitting	144
20.4 Considerations of Social and Community Impacts	145

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

21. CAPITAL AND OPERATING COSTS	148

21.1 Capital Costs	148
21.2 Operating Costs	148

22. ECONOMIC ANALYSIS	149

23. ADJACENT PROPERTIES	150

24. OTHER RELEVANT DATA AND INFORMATION	151

25. INTERPRETATION AND CONCLUSIONS	152

25.1 December 31, 2020 Mineral Resource Estimate	152
25.2 December 31, 2020 Mineral Reserve Estimate	153
25.3 Conclusions	153

26. RECOMMENDATIONS	155

26.1 Exploration Program	155
26.2 Geology, Block Modeling, Mineral Resources and Reserves	155

27. REFERENCES	157

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

List of Figures

Figure 4-1 Bolañitos Project Location	10
Figure 4-2 Bolañitos Mine Claim Map	11
Figure 7-1 Regional Geology of the Bolañitos Project Area (EDR, 2016; Modified from Clark, 2009)	20
Figure 7-2 Stratigraphic Column, Eastern Guanajuato Mining District	22
Figure 7-3 Schematic Cross Section showing all known veins in the La Luz Sub-District	25
Figure 7-4 Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos - Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	27
Figure 7-5 Lucero Vein in the Bolañitos Mine	28
Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	31
Figures 9-1 & 9-2 Silver and Gold results in rock samples collected in the Ave Maria-Lourdes area.	35
Figure 9-3 Gold results in rock samples collected in the Ave Maria adit.	35
Figures 9-4 & 9-5 Silver and Gold results in rock samples collected in the La Cuesta adit.	36
Figures 9-6 & 9-7 Silver and Gold results in rock samples collected in the "terrero" located near the Villarino Shaft	37
Figures 10-1 & 10-2 DR Drilling drill rig in pad for drill hole BN-36 (Melladito) and in-house drill rig in pad for drill hole BN-51 (Melladito)	42
Figure 10-3 Longitudinal Section (looking E) showing intersection points on Melladito vein.	46
Figure 10-4 Longitudinal Section (looking E) showing intersection points on San Bernabe vein.	47
Figure 10-5 Schematic Cross Section, Melladito-Bolañitos-San Bernabe.	47
Figure 10-6 DR Drilling drill rig in station for drill hole PLU-29 (Plateros).	48
Figure 10-7 Longitudinal Section (looking NE) showing intersection points on Plateros vein.	49
Figure 10-8 Schematic Cross Section, Plateros.	50
Figure 10-9 In-house drill rig in pad for drill hole PLS06-1 (Sangre de Cristo).	51
Figure 10-10 Longitudinal Section (looking NE) showing intersection points on Sangre de Cristo vein.	52
Figure 10-11 Schematic Cross Section, Sangre de Cristo.	53
Figure 10-12 In-house drill rig in pad for drill hole AVM-04 (Ave Maria).	54
Figure 10-13 Longitudinal Section (looking NE) showing intersection points on Ave María vein.	54
Figure 10-14 Schematic Cross Section, Ave María.	55
Figure 11-1 Silver Pulp Duplicates	60
Figure 11-2 Gold Pulp Duplicates	60
Figure 11-3 Silver Reject Duplicates	61
Figure 11-4 Gold Reject Duplicates	61
Figure 11-5 Certified Standard 1802 Silver Results - Fire Assay AA Finish	62
Figure 11-6 Certified Standard 1802 Silver Results - Fire Assay Gravimetric Finish	62
Figure 11-7 Flow Sheet for Core Sampling, Sample Preparation and Analysis	72
Figure 11-8 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream	73
Figure 11-9 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream	73
Figure 11-10 Scatter Diagram of the Gold Re-Assayed ALS Samples	74
Figure 11-11 Scatter Diagram of the Silver Re-Assayed ALS Samples	75
Figure 11-12 Performance of Field Duplicates for Gold from Endeavour Silver's Bolañitos Drilling Program	76
Figure 11-13 Performance of Field Duplicates for Silver from Endeavour Silver's Bolañitos Drilling Program	76
Figure 11-14 Control Chart for Gold Assays from the Standard Reference Sample EDR-39	79
Figure 11-15 Control Chart for Silver Assays from the Standard Reference Sample EDR-39	79
Figure 11-16 Control Chart for Gold Assays from the Standard Reference Sample EDR-41	79
Figure 11-17 Control Chart for Silver Assays from the Standard Reference Sample EDR-41	80
Figure 11-18 Scatter Plot of Check Assays for Gold (ALS vs SGS)	81
Figure 11-19 Scatter Plot of Check Assays for Silver (ALS vs SGS)	81
Figure 11-20 Scatter Plot of Check Assays for Gold (SGS vs ALS)	82

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

Figure 11-21 Scatter Plot of Check Assays for Silver (SGS vs ALS)	82
Figure 14-1 VLP Showing the Belen Vein with Indicated, Inferred, and Low-Grade Resource Blocks	91
Figure 14-2 Cross Section Diagram of VLP Method	92
Figure 14-3 Cross Section (5-Meter-Thick) of Karina Vein showing Drillhole and Channel Samples, and Selected Composites	93
Figure 14-4 Cross Section (5-Meter-Thick) of Plateros Veins showing Drillhole and Channel Samples, and Selected Composites	94
Figure 14-5 Plan View of Main Bolañitos Area	94
Figure 15-1 San Miguel Vein Resource and Reserve Section	124
Figure 17-1 General View of the Bolañitos Processing Plant	134
Figure 17-2 Process Flow Sheet of the Bolañitos Plant	135
Figure 17-3 View of the Primary Crusher Circuit (left); Crushed Ore Bins (right)	136
Figure 17-4 Vibration Screen, Single 6'x16'Deck (left); Fine Crushing Circuit (right)	136
Figure 17-5 Original Ball Mill #1, size 9'6"x14' (left), Ball Mill #2, size 11'x18'7", 1000 HP Motor, and Fine Ore Bin on the back, Both Installed in 2011 (right)	137
Figure 17-6 1st Cleaner Cells (left); Flocculent Mixing System (right)	137
Figure 17-7 Filter Press (left); Concentrate Storage and Shipment Loading Area (right)	138

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

List of Tables

Table 1-1 Mineral Resource Estimate, Effective Date December 31st, 2020	4
Table 1-2 Mineral Reserve Estimate	5
Table 4-1 Summary of the Mineral Concessions Owned by Endeavour Silver	12
Table 4-2 Summary of the Endeavour Silver's Royalties	13
Table 4-3 Summary of Endeavour Silver's Surface Access Rights	13
Table 9-1 Assays for the Rock Sampling in the Bolañitos South Area (Ave Maria Adit)	33
Table 9-2 Assays for the Rock Sampling in the Bolañitos South Area (La Cuesta Adit)	34
Table 9-3 Assays for the Rock Sampling in the Plateros Area ("terrero" Villarin Shaft)	36
Table 10-1 Drilling Summary at Bolañitos Project (as of December, 2019)	39
Table 10-2 Bolañitos Project Exploration Drilling Activities in 2020	40
Table 10-3 2020 Drilling Summary, Melladito	41
Table 10-4 2020 Drilling Summary, San Bernabe	41
Table 10-5 2020 Drilling Results, Melladito	43
Table 10-6 2020 Drilling Results, San Bernabe	46
Table 10-7 2020 Drilling Summary, Plateros	48
Table 10-8 2020 Drilling Results, Plateros	49
Table 10-9 2020 Drilling Summary, Sangre de Cristo	50
Table 10-10 2020 Drilling Results, Sangre de Cristo	51
Table 10-11 2020 Drilling Summary, Ave Maria	53
Table 11-1 ALS Summary of Analysis Procedures	58
Table 11-2 SGS Summary of Analysis Procedures	58
Table 11-3 Summary of Control Samples Used for Exploration Programs from 2017 to 2019	68
Table 11-4 Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs (2017 to 2019) at Bolañitos	69
Table 11-5 General Rules for Standard Samples	69
Table 11-6 Summary of Analysis of Standard Reference Materials (2017 to 2019)	70

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

Table 11-7 Summary of Control Samples Used for the 2020 Exploration Program	71
Table 11-8 Comparative Table of Original vs Re-Assays values	74
Table 11-9 Reference Standards Used for Endeavour Silver's Surface & Underground Drilling Programs	77
Table 11-10 Performance Limits for Standards Used at the Bolañitos Project	77
Table 11-11 Company Protocol for Monitoring SRM Performance	78
Table 11-12 Summary of Analysis of Standard Reference Material	78
Table 12-1 Database Import Summary	85
Table 14-1 Statistical Summary of Density Data	89
Table 14-2 Summary of Veins included in the Mineral Resource Estimate	90
Table 14-3 Bolañitos Block Model Parameters	96
Table 14-4 Vein Model Volumes	97
Table 14-5 Composite True Thickness Statistics by Vein	98
Table 14-6- Capping Limits for Silver and gold by Vein	100
Table 14-7 Capped Silver Summary Statistics within Veins	100
Table 14-8 Capped Gold Summary Statistics within Veins	102
Table 14-9 Summary of Silver Variogram Parameters	104
Table 14-10 Estimation Parameters	105
Table 14-11 Silver Model Descriptive Statistical Comparison	107
Table 14-12 Silver Model Descriptive Statistical Comparison (Cont.)	109
Table 14-13 Polygonal Resource at the Bolañitos, Effective Date of December 31, 2020	118
Table 15-1 Proven and Probable Mineral Reserves, Effective Date December 31, 2020	127
Table 16-1 Bolañitos Owned Mine Equipment	131
Table 16-2 Contractor Mine Equipment	132
Table 16-3 Summary of 2020 Bolañitos Production	132
Table 18-1 Summary of the Electric Installations at the Bolañitos Project	140
Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2016 (prices expressed in US$/oz)	141
Table 19-2 Contracts Held by the Bolañitos Project	142
Table 20-1 Closure Budget	144
Table 20-2 Summary of Environmental and Mining Permits for the Bolañitos Project	144
Table 20-3 Direct and Indirect Area of Influence	145
Table 21-1 Actual 2020 and Planned 2021 Capital Costs for the Bolañitos Project	148
Table 21-2 Operating Costs for the Bolañitos Mines Project	148
Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2020	152
Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2020	153
Table 26-1 2021 Bolañitos Exploration Budget	155

Appendices

Appendix A - Bolañitos 2016 Exploration Results

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

List of Acronyms

AA	Atomic Absorption
HDPE	High Density Polyethylene
AES	Atomic Emission Spectrometry
HRC	Hard Rock Consulting
EDR	Endeavour Silver Corp.
NYSE	New York Stock Exchange
FSE	Frankfurt Stock Exchange
TSX	Toronto Stock Exchange
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
QA/QC	Quality Assurance/Quality Control
CMC	Compañia Minera del Cubo S.A. de C.V.
SRM	Standard Reference Material
CL	Control Limit
LL	Lower Control Limit
UL	Upper Control Limit
ID	Inverse Distance
OK	Ordinary Kriging
NN	Nearest Neighbor
CV	Coefficient Variation
MSO	Mineable Shape Optimizer
CEMEFI	Mexican Center for Philanthropy
ESR	Socially Responsible Company
HP	Horsepower

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

Mr. Dale Mah, P.Geo., has prepared this Technical Report (the Report) on the Bolanitos Project (Bolanitos) for Endeavour Silver Corp. (EDR). Bolanitos is located in the state of Guanajuato, Mexico. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101) Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

1.2 Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

1.3 Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

1

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation.  Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in "shoots" distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

1.4 Status of Exploration

In 2020, EDR spent US $770,512 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project, focused on exploring the Bolañitos North (Melladito and San Bernabe veins), Plateros, Sangre de Cristo and Bolañitos South (Ave Maria vein) areas. A total of 45 drill holes completed with 10,458m and 2,404 samples submitted for analysis.

Field exploration conducted, mainly in the Bolañitos South and Sangre de Cristo area, and consisted of geological mapping and sampling.

1.5 Mineral Resource Estimate

The QP, Dale Mah, P.Geo. is responsible for the mineral resource estimate presented here. Mr. Mah is a Qualified Person as defined by NI 43-101 and is not independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries using Leapfrog software to audit the resource estimate in conjunction with Vulcan software. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 37 individual veins. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional ("3D") block model (30 veins).

2

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block.  Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block

The mineral resource estimate for the Bolañitos Project as of December 31st, 2020, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

3

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Table 1-1  Mineral Resource Estimate, Effective Date December 31st, 2020

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	34,737	265	76	84,678	2.37	2,645
Indicated	433,412	347	166	2,313,890	2.27	31,573
Measured + Indicated	468,149	341	159	2,398,568	2.27	34,218
Inferred	625,337	322	120	2,411,253	2.52	50,733

1. Measured, Indicated and Inferred resource cut-off grades were 177, 173 and 181 g/t silver equivalent at Bolañitos.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.7% silver and 88.9% gold.

4. Silver equivalents are based on a 80:1 silver:gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.6 Mineral Reserve Estimate

Mr. Dale Mah, P.Geo, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Mah is Qualified Person as defined by NI 43-101 and is not independent of EDR.  The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2020.  Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2020.  All of the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

EDR utilized Vulcan program to generate the stopes for the reserve mine plan.  The parameters used to create the stopes are listed below;

  Cutoff Grades:  177, 173 and 181 g/t silver equivalent

  Minimum Mining Width:  0.8 m.

  Cut and Fill Stope Size:  7m W x 4m H

  Long Hole Stope Size:  7m W x 20m H

  External Dilution Cut and Fill:  24%

  External Dilution Long Hole:  40%

  Silver Equivalent:  80:1 silver to gold

  Gold Price:  US $1,465 /oz

  Silver Price:  US $16.51 /oz

  Gold Recovery:  84.7%

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary
  Silver Recovery:  88.9%

The stopes were only created with the updated Measured and Indicated resources including internal stope dilution above the calculated cutoff and have demonstrated to be economically viable, therefore Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101.

Table 1-2  Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	76.3	243	34	83.1	2.62	6.42	34.0%
Probable	236.6	254	53	405.0	2.51	19.1	33.9%
Total Proven and Probable Reserves	312.9	251	49	488.2	2.53	25.5	33.9%

1. Reserve cut-off grades are based on 177, 173 and 181 g/t silver equivalent.

2. Metallurgical Recoveries were 84.7% silver and 88.9% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 0.8 meters.

5. Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cutand fill and 30% for long hole.

6. Silver equivalents are based on a 80:1 silver:gold ratio.

7. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.7 Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These mineral resources and reserves form the basis for EDR's ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental, or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.  Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good.  Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2021, EDR plans to drill 11,500 meters of both surface and underground drilling in the Bolañitos Project, at an estimated cost of US$1,925,000. Drilling campaigns mainly in the Bolañitos North (Melladito), San Miguel, Plateros, Belén and Bolañitos South areas.

The QP recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued.  During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  The QP recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.  The chip and muck samples should be used to develop the production model.  This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location.  Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill.  The monthly surveyed as mined areas should be created into triangulation solids and saved monthly for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances.  The mill production should be reconciled to the final concentrate shipments on a yearly basis and resulting adjustment factors should be explained and reported.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Introduction

2. INTRODUCTION

2.1 Issuer and Terms of Reference

Endeavour Silver Corp. ("EDR") is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. EDR is headquartered in Vancouver, British Columbia with management offices in Leon, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company has three currently active mining properties in Mexico, the Guanaceví Property in northwest Durango State, the Bolañitos property in Guanajuato State, and the El Compas property in Zacatecas State. The Compas property has ceased mining operations since the Effective Date of this Report.

Endeavour Silver is using the provision for producing issuers, whereby the QP for this technical report is not required to be prepared by or under the supervision of an independent QP. Mr. Dale Mah, P.Geo, is employed as VP Corporate Development for Endeavour Silver and supervised the preparation of the mineral resource and reserve estimate and is not independent.

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101, NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

2.2 Sources of Information

A portion of the background information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Hard Rock Consulting LLC (2016) NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico, effective date March 3, 2016.

Munroe, M.J. (2015). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico, effective date October 31, 2014.

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico, effective date December 31, 2013.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Introduction

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Beare, M., and Sostre, M., (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico: unpublished NI 43-101 technical report prepared by SRK Consulting for Endeavour Silver, effective date December 31, 2007.

2.3 Qualified Persons and Personal Inspection

This report is endorsed by the following Qualified Person, as defined by NI 43-101: Mr. Dale Mah, P.Geo., VP Corporate Development of Endeavour Silver Corp.

As Qualified Persons and representative of EDR, Mr. Mah has visited the mining operations on numerous occasions. His most recent visit was conducted on January 8-9, 2020. During his visit, he viewed selected drill core, underground mining operations, visited waste rock storage facilities, toured mineral processing facilities, viewed infrastructure, and discussed aspects of mine planning, budgeting, geology, exploration and mining practices with site personnel. A personal inspection has not been conducted more recently due to the COVID-19 pandemic due to travel restrictions imposed by local and foreign governments. However, once it is safe to do so, a physical site visit will take place as soon as practical.

2.4 Units of Measure

Unless otherwise stated, all measurements reported here are in metric units, and currencies are expressed in constant 2020 U.S. dollars.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Reliance on Other Experts

3. RELIANCE ON OTHER EXPERTS

This section is not relevant to this report.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

4. PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The Bolañitos Project is located in the state of Guanajuato, Mexico, as shown in Figure 4-1. The mine consists of three operating mines: the Bolañitos, Lucero, San Miguel and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato (Figure 4-1). The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

Figure 4-1 Bolañitos Project Location

EDR acquired the Bolañitos mine Project in 2007 from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

4.2 Mineral Tenure, Agreements and Encumbrances

The Bolañitos Project consists of 26 mining concessions totaling 2,537 hectares (ha), including four operating silver (gold) mines (Bolañitos, Lucero, Asuncion and San Miguel), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant. A map of the mineral concessions belonging to the Bolañitos Project is presented in Figure 4-2, and mineral concession details are summarized in Table 4-1.

Figure 4-2 Bolañitos Mine Claim Map

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

Table 4-1  Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2020 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/2032	353.0373	60,108	60,108
El Puertecito	171537	20/10/1982	19/10/2032	441.9481	75,243	75,243
Bolañitos	171538	20/10/1982	19/10/2032	305.4762	52,011	52,011
La Paz	172120	26/09/1983	25/09/2033	413.0599	70,325	70,325
Unif. Golondrinas	188680	29/11/1990	28/11/2040	361.6543	61,574	61,574
Marion	189037	05/12/1990	04/12/2040	1.0498	189	189
Virginia	189038	05/12/1990	04/12/2040	7.1339	1,224	1,224
Ampl. a La Trinidad	190961	29/04/1991	28/04/2041	4.6061	794	794
Susy	191487	19/12/1991	18/12/2041	35.4282	6,041	6,041
Chuyita	191489	19/12/1991	18/12/2041	43.3159	7,384	7,384
Ana Rosa	191492	19/12/1991	18/12/2041	96.7364	16,477	16,477
La Trinidad	195076	25/08/1992	24/08/2042	4.4800	773	773
El Dolar	212398	04/10/2000	03/10/2050	3.1979	554	554
Lucero	238265	23/08/2011	02/08/2061	49.5060	4,799	4,799
Lucero 2	238024	12/07/2011	11/07/2061	8.0000	784	784
La Cebada 2, Fracc. 1	238982	15/11/2011	14/11/2061	95.3713	9,235	9,235
La Cebada 2, Fracc.2	238983	15/11/2011	14/11/2061	2.3183	234	234
La Cebada 1, Fracc. 2	241519	19/12/2012	18/12/2062	30.8472	2,994	2,994
La Cebada 1, Fracc. 1	241367	22/11/2012	21/11/2062	23.7041	2,303	2,303
La Cebada 1, Fracc. 3	241368	22/11/2012	21/11/2062	2.0579	209	209
La Cebada 1, Fracc. 5	241369	22/11/2012	21/11/2062	6.2726	617	617
La Cebada 1, Fracc. 4	246742	16/11/2018	15/11/2068	4.7568	65	65
Belén II	218896	23/01/2003	22/01/2053	92.6934	15,789	15,789
Ampliacion de Belén	194930	30/07/1992	29/07/2042	99.1049	16,881	16,881
Tajo de Adjuntas	231210	25/01/2008	24/01/2058	15.0000	2563	2563
Juanita	217034	14/06/2002	13/06/2052	36.5196	6227	6227
TOTAL				2537.2761	415,397	415,397

EDR has previously met all obligations of established agreements required to obtain the 100% control of all 26 concessions. Two areas retain a percentage in royalties for exploitation, and these are summarized in Table 4-2.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

Table 4-2  Summary of the Endeavour Silver's Royalties

Area	Agreement	NSR	Concession Name	Title Number	Hectares

Belen	Sociedad Cooperativa de Producción Minera Metalurgica	2%	Belen II	218896	92.6934
			Ampliación de Belen	194930	99.1049
Tajo de Adjuntas	Gilberto Rodriguez Martinez	2%	Tajo de Adjuntas	231210	15.0000
	Hector Ezquivel Esparza	2%	Juanita	217034	36.5196

The annual 2020 concession tax for the Guanajuato properties is estimated to be approximately 830,794 Mexican pesos (pesos), which is equal to about US $41,540 at an exchange rate of 20.00 pesos to US $1.00.

In addition to the mineral rights, EDR has agreements with various private ranch owners that provide access for exploration and exploitation purposes. Table 4-3 summarizes the surface access rights as of December 31, 2020.

Table 4-3  Summary of Endeavour Silver's Surface Access Rights

Owner	Area Name	Validity	Term

Florentino Ortega Camarillo	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Benjamin Tapia Cruces	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Alfredo Ortega Gonzalez	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Cont. Y Addendum Ma. Concepción Ortega Camarillo (apoderado J. Isabel Camarillo Ortega)	Cebada - Bolañitos	10 Years	01/01/2013 - 2023
Ma. Elena Morales Rivera	Melladito	6 Months	10/07/2020 - 10/01/2021

4.3 Permits and Environmental Liabilities

EDR holds all necessary environmental and mine permits to conduct planned exploration, development, and mining operations at the Bolañitos Project, and is in full compliance with applicable environmental and safety regulatory standards. The QP knows of no existing or potential future significant factors or risks that might affect access, title, or the right or ability to perform work on the property.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Accessibility, Climate, Local Resources, Infrastructure & Physiography

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access and Climate

Primary access to the Bolañitos Project is provided by a newly constructed (2013) paved road from the city of Guanajuato. The Leon/Guanajuato international airport provides international access to the area with daily service from Los Angeles, Dallas/Fort Worth and Houston, and national access to the area from Mexico City.

The regional climate is temperate, with cool winters and mild summers. Rainfall occurs primarily during the summer season, from June to September, and typical annual precipitation is about 50 cm per year. From mid-December through January, nighttime temperatures fall to 7° to 10 °C, and daytime high temperatures in low 20 °C range are typical. Snowfall is rare but has been known to occur at the higher elevations throughout the region. Weather conditions rarely, if ever, restrict mining activity at Bolañitos, and operations can be carried out year-round.

5.2 Local Resources and Infrastructure

The capital city of Guanajuato has a population of approximately 160,000 and hosts several universities and post-secondary schools, including a mining college. Tourism is a principal industry in the area, and numerous hotels and restaurants are available as a result. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Most of the work force resides in local communities or in the city of Guanajuato. Supplies required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

At each of the mine sites on the Bolañitos Project, the water required for operations is supplied from dewatering of the mines. The tailings facility at the Bolañitos mine is set up to recycle as much water as possible back into the processing plant.

Power supply to the Bolañitos Project is provided by the national grid CFE (Comisión Federal de Electricidad), and telephone communications are integrated into the national land-based telephone system which provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Bolañitos mine, though the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

Additional details regarding infrastructure specific to the Bolañitos Project are provided in Section 18 of this report.

5.3 Bolañitos Mine Physiography

The state of Guanajuato is situated along the southern edge of the Central Mexican Plateau and comprises portions of the Trans-Mexican Volcanic Belt, the Mexican Plateau, and the Sierra Madre Oriental. The Bolañitos Project is located in the west central portion of the state, among a series of low mountains which are part of the Sierra Madre Occidental. Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steeper hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees except in the valleys and where reforestation has taken place.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Accessibility, Climate, Local Resources, Infrastructure & Physiography

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.4 Surface Rights

EDR has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the Bolañitos Project for all anticipated future surface infrastructure. Details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	History

6. HISTORY

The following paragraphs provide an abbreviated timeline of the history of Bolañitos Project:

  1968 - Fresnillo Company acquired claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

  1973 - The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

  1976 - Production began at the Cebada mine; between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

  2003 - Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

  2007 - EDR acquired the Bolañitos Project, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines), from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time. Minas de la Luz was kept on as the operator of the mines until June, 2007, when EDR assumed control.

6.1 Historical Exploration

Records from mining operations provide survey information of historical workings, while channel sample data from stopes, raises and drifts excavated on the mineralized zones provide grade information. Prior to EDR's acquisition of the Bolanitos project, there was limited historical  drilling. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up, and these contribute to the remaining exploration potential for the property, which includes untested areas both along the strike of the veins and at depth below the old workings.

6.2 Historical Production

In 2006, previous operator Minas de la Luz reported production of 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines, with the Bolañitos plant operating at about 43% of its capacity.

6.3 Historic Mineral Resource and Reserve Estimates

Bolañitos Mineral resource and reserve estimates which were produced prior to EDR's involvement with the Bolañitos Project are not discussed in this report as they are historical in nature, were not completed according to modern reporting standards, and are not considered reliable or relevant to the present-day Project.

In 2016 an independent NI43/101 compliant report was commissioned from Hard Rock Mining Consultants (HRM) on the resource and reserve estimates for the Bolañitos mine. At the time the total mineral resource was comprised of 21 individual veins of which nine (9) were estimated using a Vertical Longitudinal Projection (VLP) polygonal method and twelve (12) were modelled as 3-dimensional ("3D") block model. The operational areas were included in the 3D models and were split into 2 areas based on the vein location within the deposit.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	History

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block.  Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

The QP validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to ensure sample selections for compositing were contained within the modeled veins.

The mineral resource estimate for the Bolañitos Project as of December 31st, 2016, is summarized in the following table. The mineral resources are exclusive of the mineral reserves.

Historic Mineral Resource Estimate, Effective Date December 31st, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	89,000	329	150	427,600	2.29	6,500
Indicated	698,000	325	162	3,630,300	2.04	45,800
Measured + Indicated	787,000	325	161	4,057,900	2.07	52,300
Inferred	1,150,000	330	153	5,674,700	2.29	84,800

1. Measured, Indicated and Inferred resource cut-off grades were 162 g/t silver equivalent at Bolañitos.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 79.6% silver and 84.5% gold.

4. Silver equivalents are based on a 80:1 silver:gold ratio

5. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

For the 2016 reserves estimation stope designs were created utilizing the updated resources and cutoffs established for 2016.  All of the stopes were within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	History

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine's MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold.  The average cut-off grade used for the Bolañitos property is 162 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 80), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves were derived from Measured and Indicated resources after applying the economic parameters, and utilizing Datamine's MSO program to generate stope designs for the reserve mine plan.  The Bolañitos Project mineral reserves were derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

The Proven and Probable mineral reserves for the Bolañitos Project as of December 31, 2016 are summarized in the following table.  The reserves are exclusive of the mineral resources reported.

Historic Mineral Reserve Estimate, Effective Date December 31st, 2016

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	157.2	311	90	456.7	2.84	14.34	21%
Probable	238.2	245	104	798.3	1.81	13.82	20%
Total Proven and Probable Reserves	395.4	271	99	1255.0	2.22	28.17	21%

1. Reserve cut-off grades are based on a 162 g/t silver equivalent.

2. Metallurgical Recoveries were 79.6% silver and 84.5% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 0.8 meters.

5. Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6. Silver equivalents are based on a 80:1 silver:gold ratio.

7. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

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7. GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the Bolañitos Project is largely excerpted and modified from the technical reports prepared by Hard Rock Consulting (2016) and Micon (2009, 2010, 2011 and 2012). The QP has reviewed the geologic data and information available, and finds the descriptions and interpretations provided in these documents acceptable for use in this report.

7.1 Regional Geology

The mining district of Guanajuato is situated along the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. Rocks within the belt comprise flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanic activity that produced the bulk of the upper volcanic group ended by the late Oligocene, though there was some eruptive activity as recently as 23 Ma (early Miocene). The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs on the order of 1 km thick. Later Basin and Range extensional tectonism related to the opening of the Gulf of California resulted in block faulting, uplift, erosion and the present-day geomorphology of the belt. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults. A regional geologic map of the Bolañitos Project area is presented as Figure 7-1.

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Figure 7-1  Regional Geology of the Bolañitos Project Area (EDR, 2016; Modified from Clark, 2009)

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The Guanajuato district is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks. There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The vein systems from west to east are known as the La Luz, Veta Madre and La Sierra systems. These systems are generally silver-rich with silver to gold ratios from 72:1 to 214:1. They are known along strike for 10 to 25 km.

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

7.1.1 Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of marine sedimentary rocks, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Guanajuato Formation conglomerates, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographic zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Figure 7-2 does not depict the Peregrina intrusive, which is a floored body (laccolith) at the contact of the Bufa Formation rhyolite and the Guanajuato Formation conglomerate. The uppermost portion of the Peregrina intrusive extends into the Chichíndaro Formation rhyolite. The thickness of each unit presented graphically in the stratigraphic section represents the maximum thickness of that unit in the vicinity of the Bolañitos mine.

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Figure 7-2  Stratigraphic Column, Eastern Guanajuato Mining District

7.1.2 Esperanza Formation

The Esperanza Formation is composed of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic-to-basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of the formation exceeds 600m.

7.1.3 La Luz Formation

The La Luz Formation overlies the Esperanza Formation and consists mainly of interbedded clastic sedimentary rocks and massive and pillow tholeiitic basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulfide occurrences have been reported. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite, which form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

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7.1.4 Guanajuato Formation (Eocene to Oligocene)

The red conglomerate characteristic of the Guanajuato Formation lies in unconformable contact with the Esperanza Formation and less frequently with the La Luz Formation andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units, all cemented by a clay matrix, with some interlayers of sandstone. Beds of volcanic arenites and andesitic lavas occur at the base of the conglomerate. The Guanajuato conglomerate is estimated to be between 1,500 and 2,000 m thick. Contemporaneous vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998) indicate that the unit is mid-Eocene to early Oligocene in age.

7.1.5 Loseros Formation (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within, and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.6 Bufa Formation (Cenozoic)

The Bufa Formation rhyolite is a felsic ignimbrite that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At Bolañitos, the Bufa rhyolite has three mappable units: a lower breccia overlain by dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The cliff-forming Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.7 Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks, including low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreatomagmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa Formation at Bolañitos with a contact marked by a megabreccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz and Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at Bolañitos, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.8 Cedros Andesite (Cenozoic)

Overlying the Calderones Formation is the Cedros Formation andesite, a 100 to 640-m thick unit, which consists of grey to black andesitic lava flows with interlayered red beds and andesitic to dacitic tuffs.

The Cedros Formation is entirely post-caldera and is widespread.

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7.1.9 Chichíndaro Formation (Cenozoic)

The Chichíndaro Formation rhyolite is a sequence of domes and lava flows interbedded with poorly sorted volcanic breccias and tuffs. Fluidal porphyritic textures are characteristic in the domes and flows.

This lithologic unit is closely related to the hypabyssal Peregrina intrusion, and it ranges in thickness from 100 to 250 m. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity-filling topaz distributed along the flow foliation.

The Chichíndaro rhyolite is the youngest volcanic unit in the Guanajuato mining district. Three K-Ar ages obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) date the unit at 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.10 Comanja Granite (Cenozoic)

The Comanja granite is a unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. It is Eocene in age and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). These dates establish the youngest relative age for the Bufa formation, the youngest unit cut by the granite.

7.1.11 El Capulin Formation

The unconsolidated El Capulin Formation consists of tuffaceous sandstone and conglomerate overlain by vesicular basalt, all of Quaternary age.

7.2 Structure

The following paragraphs are modified from the summary of the structural setting of the Guanajuato mining district presented by Starling (2008), which focused on the Veta Madre but likely applies to the La Luz system that composes the Bolañitos mine.

Pre-mineralization deformation during the Laramide orogeny (~80-40 Ma) resulted in west-northwest trending pre-mineral folds and thrusts in the Esperanza Formation as observed in the Cebada mine on the Veta Madre. Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast, and controlled many vein deposits in the region (e.g., Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone in conjunction with early-stage intermediate-sulfidation style mineralization. Subsequent (~28 Ma) regional extension to the east-northeast-west-northwest resulted in basin and range-type deformation and block faulting, and is associated with a second phase of mineralization in the Guanajuato district.

Along the Veta Madre vein system, ore shoots were controlled during early-stage mineralization by counter-clockwise jogs along the main structure and at intersections with west-northwest and northeast fault zones. These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

During the second phase of mineralization, listric block faulting and tilting affected parts of the Veta Madre veins and new systems such as La Luz developed. The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

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The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits, ore shoots have more than one orientation and that there are vertical gaps in ore grade.

Randall et al (1994) first proposed a caldera structure as a conceptual geologic model for the Guanajuato mining district, citing the presence of a mega-breccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, mega-breccia and topographic rim, all provide supporting evidence for this hypothesis.

Following caldera formation, normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Veta Madre, and Sierra systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long. The other systems are subparallel to it. Mineralization occurs within these systems principally on normal faults oriented parallel to the main trend.

7.3 Local Geology

Of the geological formations associated with the Guanajuato district only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation (Figure 7-3).

Figure 7-3 Schematic Cross Section showing all known veins in the La Luz Sub-District

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The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

There are 21 veins within the Bolañitos mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2300 m down to an elevation of 1900 m (Figure 7-4).

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Figure 7-4 Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos -
Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato

7.3.1 Alteration

The hydrothermal alteration of the wall rock is prevalent in the Guanajuato District, and is an excellent guideline in the mining prospection of Bolañitos. Alteration within the district is closely related to fractures, veins and brecciated zones. Alteration halos surrounding these zones range from a few centimeters to meters and can be divided into 4 alteration types: 1) propyllitic, 2) argillic, 3) phyllic, and 4) silicification.

Wall rock alteration at Bolañitos in general is not significantly altered at the depths of mineralization; however, breccia zones within and near the primary structures do have the typical characteristics of low sulphidation epithermal vein type alteration. Alteration encountered within the structures forms halos of phyllic (sericite) and silicification alteration. Argillic and propyllitic alteration have been identified above the mineralized level of 2300 m.

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Propyllitic alteration is the most widely distributed type and the strongest near fractures, especially in the intersections of veins. The propyllitic alteration consists of epidote, chlorite, clays and calcite. Phyllic (sericite) alteration is not as pervasive as the propyllitic alteration, and is generally encounter within or in immediate contact with the vein. The typical mineral assemblage of this type of alteration consists of pyrite, illite and sericite with occasional kaolinite and montmorillonite. Argillic alteration consists of kaolinite, montmorillonite, and halloysite. Silicification is restricted to vein and breccia zones, and typically extends only a few centimeters into the wall rock.

7.4 Mineralization

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting (Figure 7-5).

Figure 7-5  Lucero Vein in the Bolañitos Mine

Economic concentrations of precious metals are present in "shoots" distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

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Primary economic mineralization at Bolañitos is gold and silver. Bolañitos is postulated to be a low sulphidation system with pyrite but no arsenopyrite.

The silver-rich veins of Bolañitos contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is assumed to be supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth.

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8. DEPOSIT TYPES

The following description of thse mineral deposit type associated with the Bolañitos mine property is excerpted from the technical report prepared by Cameron (2012). The QP has reviewed the geologic data and information available, and finds the descriptions and interpretations provided herein reasonably accurate and suitable for use in this report.

The Guanajuato silver-gold district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Epithermal systems form near the surface, usually in association with hot springs, and to depths on the order of a few hundred meters. Hydrothermal processes are driven by remnant heat from volcanic activity. Circulating thermal waters rising through fissures eventually reach a level where the hydrostatic pressure is low enough to allow boiling to occur. This can limit the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow range of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, imparting cyclical vertical movement of the boiling zone and resulting in mineralization that spans a much broader range of elevation.

As the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favor dilatant zones in areas where fractures branch or change orientation, which may be driven, in turn, by wall rock competency and/or relative hardness of individual strata.

Low-sulfidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent, where high grade ore shoots have been deposited by boiling hydrothermal fluids. The minimum and maximum elevations of the mineralized horizons at the Bolañitos mine have not yet been established precisely, but historic and current production spans an elevation range from 1900 to 2300 m.

Low-sulfidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted either by the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel along discrete fractures creating vein deposits, or it can travel through permeable lithology such as poorly welded ignimbrite flows, where it may deposit its load of precious metals in a disseminated fashion. In general, disseminated mineralization is found some distance from the heat source. Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8-1  Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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9. EXPLORATION

9.1 EDR Exploration Prior to 2019

Exploration activities conducted by EDR in recent years prior to 2019 are summarized in the following paragraphs, and are discussed in greater detail in the technical reports prepared by Munroe (2013, 2014) and HRC (2015, 2016). Exploration field activities carried out during 2017 to 2019, which have not been included in previous technical reports, are also summarized below.

During 2013, EDR completed 6,728 m of drilling in 47 underground diamond drill holes at the Bolañitos Project. A total of 2,638 samples were collected and submitted for assays.  EDR completed 15,337 m of drilling in 51 surface diamond drill holes at the Bolañitos Project.  A total of 4,379 samples were collected and submitted for assays.  EDR also conducted geological mapping, trenching, soil geochemical and sampling programs in La Luz (San Antonio de los Tiros, La Paz and Plateros), Belen (Ericka and Ana) and Bolañitos South (San Cayetano and Emma) areas. A total of 1,233 samples were collected and submitted for assays.

In 2014, EDR did not conduct any underground exploration drilling at the Bolañitos Project, but completed 28,167 m of drilling in 87 surface diamond drill holes. A total of 7,949 samples were collected and submitted for assays.  EDR also conducted geological mapping and sampling programs in Bolañitos South (San Antonio, Lourdes, Margaritas, La Cuesta, and Laura). A total of 685 samples were collected and submitted for assays.

In 2015, EDR spent US $1,453,473 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. Geological mapping and sampling were conducted at Bolañitos North (Bolañitos, San Ignacio, San Miguel & Realejo Veins), Bolañitos South (San Antonio), and Ana Rosa and Belen (Erika, Ana, Edith and Perla). These activities were mainly conducted to complete the delineation of the Bolañitos North structures, and to investigate possible targets of interest in the South West part of Belen and in the Ana Rosa claim (located at SW of la Luz town).

In 2016, EDR conducted a drilling program with the objective to test the La Luz (San Antonio de los Tiros area), San Cayetano and Emma veins at the Bolañitos Project. A total of 2,528 meters completed in 9 holes. Geological mapping and sampling were conducted in the Bolañitos South (La Loba-Margaritas zone) area.

During 2017, the EDR drilling program included a total of 28 drill holes with 7,287 meters and 2,080 samples collected and submitted for assays. No exploration field activities carried out during the year.

In 2018, EDR did not conduct geological mapping in the Bolañitos Project, but completed 11,242m of drilling in 55 holes and 3,727 samples collected and submitted for assays.

In 2019, exploration field activities carried out by EDR in the Bolañitos Project, including drilling. Little geological mapping and sampling conducted in the Bolañitos South area, over the Lourdes and San Antonio veins, 40 rock samples collected in the area. The drilling program included a total of 8,670 meters in 54 holes and 3,145 samples collected and submitted for analysis.

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9.2 2020 Exploration Activities

In 2020, EDR spent US $770,512 (including property holding costs) on exploration activities, primarily drilling, at the Bolañitos Project. During the year, field exploration carried out, mainly focused on the Bolañitos South and Sangre de Cristo areas.

In addition, a total of 45 drill holes completed in the Bolañitos North (Melladito and San Bernabé veins), Plateros, Sangre de Cristo and Bolañitos South (Ave María vein) areas, for a total of 10,458 meters.

Bolañitos South

Geological mapping and sampling carried out by EDR in the Bolañitos South area. Exploration activities conducted over the traces of the Ave Maria, Lourdes and La Cuesta veins.

A total of 54 rock samples were collected and submitted for analysis. Individual assay results are presented in Tables 9-1 and 9-2.

Sample locations are shown on Figures 9-1 to 9-6.

Table 9-1  Assays for the Rock Sampling in the Bolañitos South Area (Ave Maria Adit)

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
BOL-2651	0.50	Veta Lourdes/Soc. Ave María	Veta de cuarzo , textura Bx - bandeado , oxidos de Fe	0.48	<5
BOL-2652	0.50	Veta Lourdes/Soc. Ave María	Veta de cuarzo , textura Bx - bandeado , oxidos de Fe y puntos de color negro	1.38	<5
BOL-2653	0.40	Veta Lourdes/Soc. Ave María	Veta de cuarzo , textura Bx - bandeado , oxidos de Fe	0.77	<5
BOL-2654	0.60	Veta Lourdes/Soc. Ave María	Veta de cuarzo , textura Bx-Bn , oxidos de Fe y puntos negros , posibles sulfuros	4.45	<5
BOL-2655	0.60	Veta Lourdes/Soc. Ave María	Veta de cuarzo , textura Bx-Bn , oxidos de Fe y puntos negros , posibles sulfuros	2.64	<5
BOL-2656	0.90	Veta Lourdes/Soc. Ave María	Zona de alteracion con vetillas de cuarzo cristalino y oxidos de Fe	0.15	<5
BOL-2657	1.50	Veta Lourdes/Soc. Ave María	Zona de alteracion con vetillas de cuarzo cristalino y oxidos de Fe	0.36	<5
BOL-2658	1.50	Veta Lourdes/Soc. Ave María	Zona de alteracion con vetillas de cuarzo cristalino y oxidos de Fe	0.21	<5
BOL-2659	1.50	Veta Lourdes/Soc. Ave María	Zona de alteracion con vetillas de cuarzo cristalino y oxidos de Fe	0.11	<5
BOL-2660	1.50	Veta Lourdes/Soc. Ave María	Zona de alteracion con vetillas de cuarzo cristalino y oxidos de Fe	0.09	<5
BOL-2661	1.50	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	0.21	<5
BOL-2662	1.10	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	0.31	<5
BOL-2663	0.60	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	0.76	<5
BOL-2664	0.60	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	1.53	<5
BOL-2665	0.40	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	0.11	<5
BOL-2666	0.40	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	1.50	<5
BOL-2667	0.60	Veta Lourdes/Soc. Ave María	Veta de cuarzo cristalino , textura Bx y con oxidos de Fe	0.85	<5

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Table 9-2  Assays for the Rock Sampling in the Bolañitos South Area (La Cuesta Adit)

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
BOL-2668	0.50	Bajo La Cuesta	Sw2 QzCca en Andesita La Luz, leve Sil, traz de arcillas y de FeO	0.10	5
BOL-2669	0.50	Bajo La Cuesta	Sw2 QzCca en Andesita La Luz, leve Sil, traz de arcillas y de FeO	0.04	2
BOL-2670	0.60	Veta La Cuesta	Vn de QzCca blanco, hilos mm de mate obscuro	0.34	78
BOL-2671	1.00	Alto La Cuesta	Vlleo intenso de QzCca en andesita La Luz con fuerte Sil, Py y Py Ox	0.13	2
BOL-2672	0.40	Bajo La Cuesta	Andesita La Luz, traz de arcillas Prop M	0.05	2
BOL-2673	0.50	Veta La Cuesta	Vn de QzCCa blanco, traz de arcillas	2.58	91
BOL-2674	0.40	Alto La Cuesta	Andesita La Luz con vlleo intenso de QzCca, roca con fuerte Sil	0.16	33
BOL-2675	0.50	Bajo La Cuesta	Andesita La Luz, Sil W, Prop M, escaso mm vlleo de Qz	0.01	0
BOL-2676	0.50	Bajo La Cuesta	Andesita La Luz, Sil W, Prop M, mm ramaleo de Py	0.11	3
BOL-2677	0.90	Veta La Cuesta	Vn de QzCCa con traz de FeO y arcillas	0.44	92
BOL-2678	1.00	Veta La Cuesta	Vn de QzCca con fragmentos de roca	0.25	27
BOL-2679	0.80	Veta La Cuesta	Vn de QzCca con traz de FeO	0.05	8
BOL-2680	0.80	Alto La Cuesta	Andesita La Luz con Sil W con escaso mm vlleo de CcaQz	0.04	2
BOL-2681	0.30	Bajo La Cuesta	Ansita la Luz con Sil M y Ox Q	1.63	148
BOL-2682	0.50	Veta La Cuesta	Veta Qz Cca, traz de Ox	0.09	52
BOL-2683	0.60	Veta La Cuesta	Veta de QzCca blanca	1.19	173
BOL-2684	0.40	Bajo La Cuesta	Andesita La Luz, Sil W, Ox W, mm vlleo y traz de arcillas	0.03	1
BOL-2685	0.20	Falla	Arcilla + roca deleznable, Ox y escaso mm vlleo	0.10	3
BOL-2686	0.50	Veta La Cuesta	Vn de QzCCa blanco	0.04	18
BOL-2687	0.50	Alto La Cuesta	Vetilleo intenso de Qz, traz FeO en andesita La Luzx	0.31	7
BOL-2688	0.30	Bajo La Cuesta	vlleos moderados de Qz, en andesita La Luz Sil W propM	0.09	13
BOL-2689	0.30	Falla	Zona de falla, material arcilloso con Ox	0.07	8
BOL-2690	0.60	Veta La Cuesta	Vn de Qz traz Sul, Ox en fracturas	0.34	78
BOL-2691	0.30	Veta La Cuesta	Brecha de QzCca con fragmentos de roca, arcillas moderadas	0.07	32
BOL-2692	0.30	Alto La Cuesta	Andesita La Luz con Sil fuerte, mm vlleo de Qz y OX	0.02	1
BOL-2693	0.40	Bajo La Cuesta	Andesita La Luz, Sil M escaso mm vlleo	0.01	1
BOL-2694	0.50	Veta La Cuesta	Veta de Qz blanco, fracturas rellenas de Ox traz Sul	0.13	24
BOL-2695	0.35	Veta La Cuesta	Veta Bx con fragmentos de roca	0.09	9
BOL-2696	0.50	falla	zon arcillos + roca argilizada con Prop y mm vlleos escasos	0.04	3
BOL-2697	0.40	Veta La Cuesta	Vn QzCCa blanco con FeO rellenando fracturas	0.24	102
BOL-2698	0.50	Alto La Cuesta	Andesita prop M-Sil M con mm vlleos de Qz, fracturas rellenas d Ox	0.11	47
BOL-2699	0.35	Bajo HW La Cuesta	escasos vlleos de Qz en andesita La Luz con Opx y arcillas	0.36	4
BOL-2700	0.70	Bajo HW La Cuesta	vlleo inteso de Qz en roca Prop/Sil	0.12	3
BOL-2701	0.35	HW Veta La Cuesta	Veta de CcaQz con FeO	0.10	45
BOL-2702	0.60	Bajo HW La Cuesta	Andesita La Luz con moderados vlleos de QzCca	0.05	1
BOL-2703	0.60	HW Veta La Cuesta	Veta de QzCca blanco, mm fracturas rellenas de Ox y arcillas	0.11	58
BOL-2704	0.40	Alto HW La Cuesta	Andesita La Luz Prop M	0.06	4

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Figures 9-1 & 9-2 Silver and Gold results in rock samples collected in the Ave Maria-Lourdes area.

Figure 9-3 Gold results in rock samples collected in the Ave Maria adit.

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Figures 9-4 & 9-5 Silver and Gold results in rock samples collected in the La Cuesta adit.

9.2.1 Sangre de Cristo

Field exploration activities carried out in the southeast projection on surface of the La Luz-Plateros veins, in the Sangre de Cristo area. A total of 14 rock samples collected in "terrero" near the Villarin Shaft.

Sample locations are shown on Figures 9-6 and 9-7, and individual assay results are presented in Table 9-1.

Table 9-3  Assays for the Rock Sampling in the Plateros Area ("terrero" Villarin Shaft)

Sample ID	Description	Au (g/t)	Ag (g/t)
BOL-2710	Muck Material	0.98	91
BOL-2711	Muck Material	0.40	7
BOL-2712	Muck Material	0.16	40
BOL-2713	Muck Material	1.88	84
BOL-2714	Muck Material	0.53	64
BOL-2715	Muck Material	0.64	80
BOL-2716	Muck Material	1.10	195
BOL-2717	Muck Material	3.39	157
BOL-2718	Muck Material	0.48	39
BOL-2719	Muck Material	0.40	45
BOL-2720	Muck Material	0.51	89
BOL-2721	Muck Material	0.27	37
BOL-2722	Muck Material	0.55	19
BOL-2723	Muck Material	0.40	59

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Bolañitos Project	Exploration

Figures 9-6 & 9-7 Silver and Gold results in rock samples collected in the "terrero" located near the Villarino Shaft

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Bolañitos Project	Drilling

10. DRILLING

Diamond drilling at the Bolañitos Project is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report.  To date, all drilling completed at the Bolañitos Project has been diamond core.

10.1 Drilling Procedures

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target. Drillholes extend an average of 50 m beyond the target zone.

Underground drillholes are typically drilled from the hanging wall, and are ideally drilled perpendicular to structures, but oblique intersection is required in some instances due to limitations of the drill station. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria. All holes are designed to pass through the target and into the hanging or footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by EDR geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. At underground drill stations, azimuth orientation lines are surveyed in prior to drilling. Inclination of underground holes is collected using the Reflex EX-Shot® survey device prior to starting drilling.

The survey data obtained from the drillholes are transferred to databases in Vulcan® and AutoCAD®, and are corrected for local magnetic declination, as necessary. Information for each drillhole is stored in separate folders.

Drill core is collected daily and is transported to the core logging facility under EDR supervision. The core storage facilities at Bolañitos are well protected by high level security fences, and are under 24-hour surveillance by security personnel to minimize any possibility of tampering with the dill cores.

When assay results are received from the laboratory, they are merged into an Excel® spreadsheet for importation and interpretation in Vulcan and AutoCAD® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drillhole orientation information a horizontal width is calculated for the intercept to be used as part of a Vertical Longitudinal Projection ("VLP").

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The center point of the intercept, horizontal width, and gold and silver assay values are plotted on VLPs of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

10.2 EDR Core Logging Procedures

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel® spreadsheets.

10.3 EDR Drilling Programs and Results (2007 to 2019)

Since acquisition of the Bolañitos Project in 2007, and prior to the 2020 exploration campaign, EDR had completed 706 diamond drill holes totaling 204,222 m (Table 10-1). Holes were drilled in both surface and underground drill stations, and 52,090 samples were collected and submitted for assay.

Table 10-1  Drilling Summary at Bolañitos Project (as of December, 2019)

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Cebada	34	12,598	2,852
Bolañitos Sy.stem	121	30,079	9,588
Lucero System	160	44,288	10,561
La Joya/Lana	85	26,977	5,606
Belen	55	14,544	3,719
La Luz System	169	51,378	12,882
Bolañitos South (inc. Golondrinas)	70	20,781	6,002
Siglo XX	12	3,577	880
Total	706	204,222	52,090

EDR's drilling exploration programs through 2016 are well described in previous technical reports (HRC 2015, 2016; Munroe 2013, 2014; Micon 2008, 2009, 2010, 2011, 2012; SRK 2007). To provide continuity, a brief description of the 2017, 2018 and 2019 exploration programs (which are not included in previous technical reports) is provided in the following paragraphs.

In 2017, surface and underground drilling carried out in the Bolañitos Project. Underground drilling focused on the La Luz (San Vicente area, between the elevations 1,900 to 2,150 masl) and Plateros (below level 2169) veins, totaling 3,845m in 16 drill holes and 1,214 samples collected. Surface drilling carried out in the Bolañitos South (to test the San Cayetano vein) and Siglo XX areas, a total of 12 drill holes completed with 3,442 m and 866 samples submitted for analysis.

During 2018, EDR carried out both surface and underground drilling programs at the Bolañitos Project. Surface drilling mainly focused to test the Bolañitos vein in La Herradura area, in addition, drilling carried out in the San Miguel vein and two infill drill holes in the Belén area, a combined of 4,196 m drilled in 16 drill holes and 1,270 samples sent for analysis. The underground drilling program included 39 holes drilled in the Plateros (below level 2169), Bolañitos (Santa María, Bolañitos and San José veins), Lucero (Lucero and Cecilia veins) and La Luz (Refugio and Asunción areas), totaling 7,045 m and 2,457 samples submitted for analysis.

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In 2019, surface and underground drilling carried out by EDR in the Bolañitos Project. Surface drilling conducted in the San Miguel area, to continue defining the San Miguel and San Ignacio (shallow part) veins, and in the Bolañitos North area, with the objective to determine the possible definition of a a mineralized body over the Melladito vein, between the San Pablo and San Ramón Shafts, totaling 3,855 m in 23 holes and 1,388 samples submitted. The underground drilling program included 4,815 m in 31 drill holes and 1,757 samples collected, the objective was to define the extension to depth of the Lana, Karina, Daniela, Bolañitos (south of Santa Rosa shaft, between levels 134 and 200 of the Bolañitos mine) and Plateros veins near the active mine workings, and to test the north projection of San Miguel vein in the Palomas adit area.

10.4 EDR Drilling Programs and Results (2020)

In 2020, EDR carried out surface and underground drilling programs in the Bolañitos North (Melladito and San Bernabé veins), Plateros, Sangre de Cristo and Bolañitos South (Ave María vein) areas at the Bolañitos Project and included a total of 10,458 m in 45 drill holes.

Table 10-2 sumarrizes the drilling activities carried out by EDR in the Bolañitos Project.

Table 10-2  Bolañitos Project Exploration Drilling Activities in 2020

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Melladito	28	6,953	1,585
San Bernabe	3	686	117
Plateros	3	360	208
Sangre de Cristo	6	1,561	275
Ave María	5	898	219
Total	45	10,458	2,404

Surface and underground diamond drilling was conducted using one DR Drilling México (DR Drilling) drill rig and one in-house VERSA Kmb-4 drill rig. DR Drilling is a contract drilling company and is independent of EDR.

10.4.1 Bolañitos North Diamond Drilling Program

Surface drilling at the Bolañitos North area mainly focused on the definition of the Melladito vein and a few drill holes to test the San Bernabé vein.

The program included a total of 7,638.70 m in 31 holes and 1,702 samples collected and submitted for assays. Details of the holes drilled in the Bolañitos North area are shown in Tables 10-3 & 10-4.

Figures 10-1 and 10-2 show photographs of the DR Drilling and in-house drill rigs placed in surface pads to test the Melladito vein.

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Table 10-3  2020 Drilling Summary, Melladito

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
BN-35	267 º	-46 º	NQ	278.00	20/01/2020	28/01/2020
BN-36	286 º	-55 º	NQ	281.00	28/01/2020	04/02/2020
BN-37	253 º	-55 º	NQ	287.00	05/02/2020	12/02/2020
BN-38	253 º	67 º	NQ	318.50	13/02/2020	21/02/2020
BN-39	277 º	-66 º	NQ	330.50	22/02/2020	04/03/2020
BN-40	296 º	-64 º	HQ	350.70	16/05/2020	28/05/2020
BN-41	281 º	-72 º	HQ	359.70	28/05/2020	05/06/2020
BN-42	313 º	-63 º	HQ	395.50	07/06/2020	15/06/2020
BN-43	247 º	-63 º	HQ	350.70	16/06/2020	23/06/2020
BN-44	312 º	51 º	HQ	189.50	23/06/2020 - 03/07/2020	27/06/2020 - 07/07/2020
BN-45	230 º	-65 º	HQ	167.70	28/06/2020	02/07/2020
BN-46	250 º	-75 º	HQ	190.40	08/07/2020	12/07/2020
BN-47	267 º	-48 º	HQ	254.55	13/07/2020	19/07/2020
BN-48	286 º	-64 º	HQ	167.70	20/07/2020	23/07/2020
BN-49	276 º	-65 º	HQ-NQ	218.50	24/07/2020	30/07/2020
BN-50	253 º	-47 º	HQ-NQ	260.35	30/07/2020	05/08/2020
BN-51	252 º	-60 º	HQ-NQ	189.60	06/08/2020	10/08/2020
BN-52	246 º	-71 º	HQ-NQ	257.90	11/08/2020	18/08/2020
BN-53	235 º	-78 º	HQ-NQ-BQ	323.95	19/08/2020	26/08/2020
BN-54	264 º	-64 º	HQ-NQ	233.25	27/08/2020	31/08/2020
BN-55	268 º	-74 º	HQ-NQ	281.90	01/09/2020	08/09/2020
BN-56	285 º	-74 º	HQ-NQ-BQ	365.50	10/09/2020	18/09/2020
BN-57	230 º	-74 º	HQ-NQ-BQ	353.50	18/09/2020	25/09/2020
BN-58	304 º	-44 º	HQ-NQ	152.20	27/09/2020	02/10/2020
BN-62	288 º	-49 º	HQ-NQ	131.00	02/12/2020	07/12/2020
BN-63	221 º	-53 º	HQ-NQ	120.50	07/12/2020	11/12/2020
BN-64	266 º	-60 º	HQ	51.75	12/12/2020	13/12/2020
BN-65	356 º	-80 º	HQ	91.60	14/12/2020	18/12/2020
Total				6,952.95

Table 10-4  2020 Drilling Summary, San Bernabe

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
BN-59	270 º	-45 º	HQ-NQ	170.50	03/10/2020	08/10/2020
BN-60	291 º	-53 º	HQ-NQ	281.55	08/10/2020	13/10/2020
BN-61	263 º	-65 º	HQ-NQ	233.70	14/10/2020	19/10/2020
Total				685.75

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Figures 10-1 & 10-2 DR Drilling drill rig in pad for drill hole BN-36 (Melladito) and in-house drill rig in pad for drill hole BN-51 (Melladito)

The drilling campaign over the Melladito vein carried out with the objective to continue defining and extend the mineralized body discovered in 2019, located between the San Pablo and San Ramón Shafts. In addition, some drill holes to test the Melladito vein at north of the Providencia Shaft (between level 115 and Mina Grande adit). By the end of the year, four addional drill holes completed in the area between the San Pablo and Santa Rosa Shafts and between the Levels 42 and 134 of the Bolañitos mine.

The Melladito main mineralized zone measures up to 200 m long by more than 250 m deep.

Drilling along the San Bernabe vein highlighted by hole BN-59; the results are shown in Table 10-6. The other two drill holes with negative results.

Drilling results are summarized in Tables 10-5 and 10-6; and the Melladito and San Bernabe veins intercepts are shown on the longitudinal sections in Figures 10-3 and 10-4.

Figure 10-5 depict typical cross-section showing some of the holes drilled to test the Melladito and San Bernabe veins in the Bolañitos North area.

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Table 10-5  2020 Drilling Results, Melladito

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
BN-35	Melladito Vein	215.60	217.40	1.80	1.76	191	0.57
	Melladito Composite	216.30	217.40	1.10	1.08	306	0.73
	Including	217.00	217.40	0.40	0.39	470	0.77
BN-36	Melladito Vein	243.10	249.90	6.80	6.21	13	1.58
	Melladito Composite	243.10	247.80	4.70	4.29	18	2.06
	Including	247.35	247.80	0.45	0.41	5	4.62
BN-37	Melladito Vein	223.50	229.00	5.50	5.06	9	1.16
	Melladito Composite	225.00	226.80	1.80	1.66	5	2.03
	Including	225.50	226.15	0.65	0.60	7	2.44
	Fw Melladito Vein	267.00	267.45	0.45	0.36	82	32.30
	Fw Melladito Composite	267.00	268.65	1.65	1.32	34	13.13
	Including	267.00	267.45	0.45	0.36	82	32.30
BN-38	Melladito Vein	255.60	258.50	2.90	2.39	5	0.22
	Melladito Composite	255.60	257.10	1.50	1.24	6	0.23
	Including	256.70	257.10	0.40	0.33	4	0.30
BN-39	Melladito Vein	251.60	252.50	0.90	0.82	828	1.86
	Melladito Composite	251.60	252.80	1.20	1.09	626	1.46
	Including	252.00	252.50	0.50	0.45	1395	2.91
	Fw Melladito Vein	268.50	278.25	9.75	8.22	13	2.07
	Fw Melladito Composite	268.50	274.35	5.85	4.93	13	2.39
	Including	272.25	273.35	1.10	0.93	16	3.50
BN-40	Melladito Vein	273.95	274.75	0.80	0.66	4	0.76
	Melladito Composite	272.80	274.75	1.95	1.61	79	0.64
	Including	272.80	273.95	1.15	0.95	132	0.57
	Fw Melladito Vein	291.10	299.40	8.30	5.22	5	3.35
	Fw Melladito Composite	292.40	299.40	7.00	4.41	5	3.88
	Including	294.50	295.20	0.70	0.44	14	12.90
BN-41	Melladito Vein	276.90	277.20	0.30	0.23	108	0.64
	Melladito Composite	276.90	277.90	1.00	0.78	34	0.22
	Including	276.90	277.20	0.30	0.23	108	0.64
	Fw Melladito Vein	317.20	321.45	4.25	2.62	8	1.06
	Fw Melladito Composite	318.00	319.50	1.50	0.92	7	1.46
	Including	318.00	319.00	1.00	0.62	8	1.59
BN-42	Melladito Vein?	294.65	302.70	8.05	6.03	15	2.82
	Melladito Composite	296.90	302.70	5.80	4.34	8	3.70
	Including	298.15	298.70	0.55	0.41	10	7.82
	Fw Melladito Vein	335.55	337.85	2.30	1.32	5	2.41
	Fw Melladito Composite	334.55	337.85	3.30	1.89	5	2.12
	Including	336.85	337.85	1.00	0.57	6	3.76
BN-43	Melladito Vein	229.55	231.75	2.20	1.89	23	0.36
	Melladito Composite	229.80	231.00	1.20	1.03	32	0.52
	Including	230.60	231.00	0.40	0.34	13	1.03
BN-44	Melladito Vein	59.00	60.10	1.10	0.85	77	0.18
	Including	59.40	60.10	0.70	0.54	103	0.21
	San Ignacio Vein	144.65	158.25	13.60	2.47	130	0.19
	San Ignacio Composite	151.00	158.25	7.25	1.51	163	0.23
	Including	154.45	154.75	0.30	0.06	784	1.34

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
BN-45	Melladito Vein	58.45	68.55	10.10	6.49	50	0.12
	Melladito Composite	60.40	63.55	3.15	2.02	110	0.10
	Including	63.15	63.55	0.40	0.26	253	0.15
	Melladito Composite	67.55	69.10	1.55	1.00	260	0.28
	Including	68.55	69.10	0.55	0.35	660	0.66
	San Ignacio Vein	111.25	114.35	3.10	2.57	357	1.90
	Including	111.25	112.05	0.80	0.66	1085	3.73
BN-46	Melladito Vein	115.60	116.40	0.80	0.51	21	0.23
	Melladito Composite	115.60	117.00	1.40	0.90	20	0.15
	Including	116.10	116.40	0.30	0.19	8	0.39
	Fw Vein	131.50	132.10	0.60	0.48	707	1.51
	Fw Vein Composite	131.50	132.60	1.10	0.88	391	1.15
	Including	131.80	132.10	0.30	0.24	790	1.74
BN-47	Melladito Vein	88.80	95.10	6.30	5.84	205	0.88
	Melladito Composite	86.95	95.10	8.15	7.56	213	0.73
	Including	93.25	93.70	0.45	0.42	713	1.13
	San Ignacio Vein	168.65	171.50	2.85	2.05	477	2.08
	San Ignacio Composite	167.45	174.50	7.05	5.07	243	1.48
	Including	171.10	171.50	0.40	0.29	615	4.30
BN-48	Melladito Vein	114.60	116.35	1.75	1.44	32	0.30
	Melladito Composite	114.60	115.95	1.35	1.11	39	0.31
	Including	114.60	115.00	0.40	0.33	106	0.64
BN-49	Melladito Vein	119.25	121.50	2.25	1.72	5	0.13
	Melladito Composite	118.15	119.70	1.55	1.19	7	0.25
	Including	118.15	119.25	1.10	0.84	6	0.27
BN-50	Hw Melladito Vein	172.35	175.55	3.20	3.03	201	0.55
	Hw Melladito Composite	174.30	175.55	1.25	1.18	506	0.89
	Including	175.10	175.55	0.45	0.43	1390	2.01
	Melladito Vein	179.35	184.75	5.40	5.28	62	1.96
	Melladito Composite	180.05	182.80	2.75	2.69	110	3.37
	Including	180.30	180.90	0.60	0.59	236	8.47
	Bolañitos Vein	237.50	237.80	0.30	0.25	3460	15.95
	Bolañitos Composite	237.50	238.35	0.85	0.70	1226	5.70
	Including	237.50	237.80	0.30	0.25	3460	15.95
BN-51	Melladito Vein	185.30	186.00	0.70	0.60	89	0.83
	Melladito Composite	184.40	186.00	1.60	1.37	89	0.59
	Including	184.40	184.90	0.50	0.43	154	0.51
	Old Working (Melladito)	186.00	189.60	3.60	3.09	Old Working
BN-52	Melladito Vein	213.65	215.25	1.60	1.36	807	0.72
	Melladito Composite	212.50	215.70	3.20	2.71	491	0.51
	Including	214.75	215.25	0.50	0.42	2220	1.74
BN-53	Melladito Vein	241.00	241.80	0.80	0.58	2	0.17
	Melladito Composite	241.00	242.70	1.70	1.22	2	0.20
	Including	241.80	242.70	0.90	0.65	3	0.23
	Fw Melladito Vein	286.70	288.20	1.50	0.76	40	1.07
	Including	287.60	288.20	0.60	0.30	11	2.01
BN-54	Old Working (Melladito)	226.50	233.25	6.75	6.28	Old Working
	Melladito (Stockwork sample)	227.80	228.30	0.50	0.47	2	0.04
	Melladito (Muck sample)	229.20	229.50	0.30	0.28	3	0.03
	Melladito (Muck sample)	230.70	231.20	0.50	0.47	451	1.34
BN-55	Old Working (Melladito)	278.40	281.90	3.50	2.92	Old Working
	Melladito (Muck sample)	278.40	278.55	0.15	0.13	15	0.06
	Melladito (Muck sample)	279.10	279.45	0.35	0.29	9	0.04

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
BN-56	Melladito Vein	273.55	276.45	2.90	2.16	3	0.29
	Melladito Composite	275.30	276.45	1.15	0.85	1	0.50
	Including	275.30	275.80	0.50	0.37	1	0.71
	Fw Melladito Vein	325.60	326.65	1.05	0.54	1	0.77
	Fw Melladito Composite	323.25	326.10	2.85	1.47	3	2.24
	Including	323.25	323.75	0.50	0.26	11	9.87
BN-57	Melladito Vein	284.40	285.30	0.90	0.66	4	3.07
	Melladito Composite	283.10	288.20	5.10	3.73	4	3.89
	Including	287.50	288.20	0.70	0.51	21	20.40
	Fw Melladito Vein	297.50	305.45	7.95	4.09	3	0.69
	Fw Melladito Composite	300.70	302.75	2.05	1.06	4	2.01
	Including	300.70	301.60	0.90	0.46	5	3.09
BN-58	Hw Melladito Vein	45.95	50.25	4.30	3.80	9	0.13
	Hw Melladito Composite	48.45	49.65	1.20	1.06	15	0.22
	Including	49.45	49.65	0.20	0.18	29	0.53
	Melladito Vein	51.70	53.65	1.95	1.71	277	0.96
	Melladito Composite	52.00	54.85	2.85	2.49	218	0.83
	Including	52.60	53.00	0.40	0.35	723	1.90
	Bolañitos Vein	114.70	116.75	2.05	1.50	127	25.12
	Bolañitos Composite	114.70	120.85	6.15	4.50	55	12.76
	Including	116.20	116.75	0.55	0.40	171	43.50
BN-62	Hw Melladito Vein	48.70	54.30	5.60	4.23	116	1.05
	Hw Melladito Composite	52.65	54.30	1.65	1.25	354	2.27
	Including	54.00	54.30	0.30	0.23	1928	10.28
	Melladito Vein	58.65	64.75	6.10	5.09	177	1.98
	Including	61.35	61.75	0.40	0.33	539	5.86
	Bolañitos Vein	81.90	84.35	2.45	1.76	3	0.66
	Bolañitos Composite	81.00	84.35	3.35	2.41	19	1.19
	Including	84.05	84.35	0.30	0.22	5	4.23
BN-63	Melladito Vein	48.00	50.60	2.60	1.56	13	0.66
	Melladito Composite	46.85	48.70	1.85	1.11	8	1.27
	Including	46.85	48.00	1.15	0.69	10	1.61
	Bolañitos Vein	74.35	78.70	4.35	2.24	7	1.10
	Bolañitos Composite	77.10	78.70	1.60	0.82	6	1.91
	Including	78.25	78.70	0.45	0.23	10	3.15
BN-64	Hw Melladito Vein	41.95	43.25	1.30	0.97	1044	8.09
	Including	41.95	42.30	0.35	0.26	1974	14.18
	Hw Melladito Vein	45.00	46.25	1.25	0.87	115	2.33
	Including	45.00	45.40	0.40	0.28	146	1.97
	Old Working (Melladito)	48.05	51.75	3.70	2.57	Old Working
BN-65	Hw Melladito Vein	74.85	78.70	3.85	1.44	15	2.14
	Hw Melladito Composite	74.85	77.60	2.75	1.03	15	2.64
	Including	76.45	77.60	1.15	0.43	14	5.41
	Melladito Vein	82.70	87.20	4.50	2.52	88	4.06
	Including	84.75	85.50	0.75	0.42	105	5.27
	Old Working (Melladito)	87.20	90.90	3.70	2.07	Old Working
	Melladito (Muck sample)	90.90	91.60	0.70	0.39	3	0.09

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Table 10-6  2020 Drilling Results, San Bernabe

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
BN-59	San Bernabé Vein	106.55	110.15	3.60	2.68	12	7.91
	Including	108.60	109.20	0.60	0.45	19	9.96
BN-60	San Bernabé Vein	168.95	169.55	0.60	0.42	9	0.36
	San Bernabé Composite	168.95	170.55	1.60	1.13	4	0.17
	Including	168.95	169.55	0.60	0.42	9	0.36
BN-61	San Bernabé Vein	170.20	171.00	0.80	0.44	<2	0.52
	San Bernabé Composite	169.20	171.00	1.80	0.98	<2	0.24
	Including	170.20	171.00	0.80	0.44	<2	0.52

Figure 10-3 Longitudinal Section (looking E) showing intersection points on Melladito vein.

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Figure 10-4 Longitudinal Section (looking E) showing intersection points on San Bernabe vein.

Figure 10-5 Schematic Cross Section, Melladito-Bolañitos-San Bernabe.

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10.4.1 Plateros Diamond Drilling Program

At the end of 2020, EDR carried out an underground drilling program in the Plateros area, at south of the current mine workings, using one DR Drilling drill rig (Figure 10-6).

A total of 360 meters completed in 3 drill holes and 208 samples submitted for analysis. Table 10-7 show the details of the holes drilled in the Plateros area.

Table 10-7  2020 Drilling Summary, Plateros

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
PLU-29	60 º	-21 º	NQ	105.00	28/11/2020	08/12/2020
PLU-31	108 º	0 º	NQ	112.50	09/12/2020	12/12/2020
PLU-32	133 º	-9 º	NQ	142.50	12/12/2020	18/12/2020
Total				360.00

Figure 10-6 DR Drilling drill rig in station for drill hole PLU-29 (Plateros).

Underground drilling with the objective to verify the extent of possible mineralization in the deep part of Plateros and southeast of the current mine workings, between the elevations 1,975 and 2,025 masl.

Several structures intercepted along the holes, significant results include: Plateros PL1 vein in hole PLU-29, and Sangre de Cristo vein in hole PLU-32.

The summary of the results of the underground drilling carried out in the Plateros area during 2020 are shown in Table 10-8. The impacts of the Plateros vein are shown in the longitudinal section in Figure 10-7, as well as the typical cross section in Figure 10-8.

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Table 10-8  2020 Drilling Results, Plateros

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PLU-29	Plateros (PL1)	35.35	37.10	1.75	1.70	3	1.30
	Plateros (PL1) Composite	36.00	37.10	1.10	1.07	3	1.41
	Including	36.00	37.10	1.10	1.07	3	1.41
	Plateros (PL2)	39.00	40.00	1.00	0.97	<2	0.27
	Sangre de Cristo Vein	44.00	44.60	0.60	0.58	<2	0.14
	Sangre de Cristo Composite	44.00	45.00	1.00	0.97	<2	0.15
	Including	44.60	45.00	0.40	0.39	<2	0.16
PLU-31	Plateros (PL1)	42.60	46.10	3.50	1.80	3	0.43
	Plateros (PL1) Composite	42.60	44.70	2.10	1.08	3	0.55
	Including	43.50	43.85	0.35	0.18	3	1.32
	Plateros (PL2)	49.70	53.65	3.95	2.08	2	0.14
	Plateros (PL2) Composite	50.45	52.15	1.70	0.89	2	0.18
	Including	51.50	52.15	0.65	0.34	3	0.25
	Sangre de Cristo Vein	60.65	61.50	0.85	0.44	<2	0.32
	Sangre de Cristo Composite	60.00	61.50	1.50	0.77	<2	0.27
	Including	60.65	61.50	0.85	0.44	<2	0.32
PLU-32	Plateros (PL1)	76.60	78.60	2.00	0.65	86	0.10
	Plateros (PL1) Composite	76.90	80.20	3.30	1.07	57	0.13
	Including	76.90	77.75	0.85	0.28	143	0.14
	Plateros (PL2)	80.20	86.40	6.20	2.02	7	0.03
	Plateros (PL2) Composite	81.25	84.00	2.75	0.90	14	0.04
	Including	82.90	84.00	1.10	0.36	27	0.03
	Sangre de Cristo Vein	88.10	107.85	19.75	6.27	68	0.09
	Sangre de Cristo Composite	103.50	106.80	3.30	1.05	392	0.47
	Including	105.60	106.80	1.20	0.38	756	0.85

Figure 10-7 Longitudinal Section (looking NE) showing intersection points on Plateros vein.

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Figure 10-8 Schematic Cross Section, Plateros.

10.4.1 Sangre de Cristo Diamond Drilling Program

In 2020, surface diamond drilling carried out in the Sangre de Cristo vein area, using one in-house drill rig (Figure 10-9).

Six drill holes completed with 1,561.25 meters and 275 samples collected and sent for assays to the laboratory. Details of the holes drilled in the Sangre de Cristo area are in Table 10-9.

Table 10-9  2020 Drilling Summary, Sangre de Cristo

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
PLS05-2	45 º	-55 º	HQ-NQ-BQ	311.00	20/10/2020	27/10/2020
PLS05-3	45 º	-81 º	HQ-NQ	230.70	27/10/2020	02/11/2020
PLS06-1	63 º	-45 º	HQ-NQ	239.45	03/11/2020	09/11/2020
PLS06-2	63 º	-60 º	HQ-NQ	214.10	10/11/2020	14/11/2020
PLS06-3	90 º	-56 º	HQ-NQ	199.00	24/11/2020	28/11/2020
PLS07-1	86 º	-66 º	HQ-NQ-BQ	367.00	15/11/2020	23/11/2020
Total				1,561.25

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Figure 10-9 In-house drill rig in pad for drill hole PLS06-1 (Sangre de Cristo).

At the end of 2020, surface drilling carried out along the Sangre de Cristo vein, which corresponds to the possible southeast extension of La Luz-Plateros, with the objective to determine the possible existence of a mineralized body in the area between the Villarino and Sangre de Cristo shafts and between surface and the Santa Brigida Level of the Sangre de Cristo historic mine workings.

Significant results for the Sangre de Cristo vein include: PLS05-3, PLS06-1 and PLS06-3.

Table 10-10 shows the summary of the results of the surface drilling carried out in the Sangre de Cristo area. Figure 10-10 shows the impacts of the Sangre de Cristo vein in the longitudinal section, and a typical cross section is shown in Figure 10-11.

Table 10-10  2020 Drilling Results, Sangre de Cristo

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PLS05-2	Sangre de Cristo Vein	106.85	107.80	0.95	0.81	11	0.04
	Including	106.85	107.50	0.65	0.56	15	0.04
PLS05-3	Sangre de Cristo Vein	183.20	183.60	0.40	0.20	354	2.02
	Sangre de Cristo Composite	183.20	184.60	1.40	0.70	102	0.61
	Including	183.20	183.60	0.40	0.20	354	2.02
PLS06-1	Sangre de Cristo Vein	196.75	203.00	6.25	6.06	39	0.23
	Sangre de Cristo Composite	199.30	200.20	0.90	0.87	114	0.55
	Including	199.65	200.20	0.55	0.53	135	0.45
	Old Working (Sangre de Cristo)	203.00	206.20	3.20	3.10	Old Working
	Muck sample	205.60	206.20	0.60	0.58	<2	0.05
PLS06-2	Hw Sangre de Cristo	204.55	205.15	0.60	0.53	19	0.07
	Old Working (Sangre de Cristo)	206.55	214.10	7.55	6.67	Old Working
	Muck sample	206.55	207.75	1.20	1.06	33	0.13
	Muck sample	210.75	211.65	0.90	0.79	124	0.03
	Muck sample	213.30	214.10	0.80	0.71	<2	0.06

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PLS06-3	Sangre de Cristo Vein	125.30	127.65	2.35	1.97	200	0.21
	Sangre de Cristo Composite	125.30	126.75	1.45	1.22	283	0.30
	Including	125.60	126.00	0.40	0.34	942	0.77
PLS07-1	Sangre de Cristo Projection	232.55	232.85	0.30	0.22	<2	0.04
	Sangre de Cristo Composite	231.55	232.85	1.30	0.94	<2	0.01
	Including	232.55	232.85	0.30	0.22	<2	0.04
	Sangre de Cristo Projection	244.55	244.85	0.30	0.22	<2	0.01
	Sangre de Cristo Composite	244.55	245.85	1.30	0.94	<2	0.01
	Including	244.55	244.85	0.30	0.22	<2	0.01

Figure 10-10 Longitudinal Section (looking NE) showing intersection points on Sangre de Cristo vein.

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Figure 10-11 Schematic Cross Section, Sangre de Cristo.

10.4.1 Bolañitos South Diamond Drilling Program

During 2020, surface diamond drilling carried out in the Bolañitos South area, with the objective to test the Ave Maria vein, located in the northwest part of the El Puertecito EDR claim. A total of 898.30m drilled in five holes, using one in-house drill rig (Figure 10-12), 219 samples collected and submitted for analysis.

Details of the holes drilled to test the Ave Maria vein are shown in Table 10-11.

Table 10-11  2020 Drilling Summary, Ave Maria

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
AVM-01	37 º	-47 º	HQ/NQ	51.00	02/03/2020	04/03/2020
AVM-02	48 º	-83 º	HQ, NQ	192.50	05/03/2020	12/03/2020
AVM-03	45 º	-45 º	HQ, NQ	229.00	13/03/2020	21/03/2020
AVM-04	48 º	-60 º	HQ-NQ	181.20	23/03/2020	29/03/2020
AVM-05	48 º	-71 º	HQ-NQ	244.60	29/03/2020	04/04/2020
Total				898.30

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Figure 10-12 In-house drill rig in pad for drill hole AVM-04 (Ave Maria).

The Ave María vein was tested along 400m long, between the elevations 2,075 and 2,225 masl. The results were not positive with only one intercept over the Ave Maria vein with values of interest in hole AVM-03.

The Ave Maria veins intercepts are shown on the longitudinal section in Figure 10-13 and typical cross-section in Figure 10-14.

Figure 10-13 Longitudinal Section (looking NE) showing intersection points on Ave María vein.

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Figure 10-14 Schematic Cross Section, Ave María.

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Bolañitos Project	Sample Preparation, Analyses and Security

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample data relied upon during completion of the mineral resource and reserve estimates presented in this report are from diamond drill core and underground chip channel samples.

11.1 Methods

11.1.1 Production Chip Channel Samples

Bolañitos employs standardized procedures for collecting underground grade control chip samples, and these procedures are documented in a detailed, illustrated manual. Chip channel sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. Samples are located by measuring with a tape from known survey points. The samples are taken perpendicular to the veins at 3m to 5m intervals along drifts. Sample locations are cleaned and marked with two parallel, red spray paint lines to guide the sampling. Chip samples are collected on all vein faces in drifts, crosscuts, raises, and stopes. On faces and raises they are taken perpendicular to the dip of the vein to approximate true width. Stopes are sampled across the roof (back) following the profile of the working.

The entire chip sample is divided into a number of discrete samples based on the geology (lithology). The simplest configuration is a single vein where the chip sample would be divided based on one sample of the wall rock on each side of the vein, and one sample of the vein. In more complex configurations, if there is more than one vein present, or it is divided by waste rock, then each of the vein sections is sampled separately. The chip samples are cut approximately 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected in a net, placed on a canvas, and any fragments larger than 2.5 cm are broken with a hammer. The maximum sample length is generally 1.5 m and minimum sample length is generally 0.2 m, though a few samples are taken over as narrow a width as 0.1 m.

The samples are sealed in plastic bags with a string and sent to the laboratory at Bolañitos. Samples which tend to be large, representing long sample intervals, can be too large for the bags provided and are reduced in size at the sample site to 1-2kg by quartering. Care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags and transported to the geology storage facility on surface. From there the samples are taken to the laboratory at the Bolañitos mine site by contracted transporter. Sample locations are plotted on stope plans using CAD software. The sample numbers and location data are recorded in a spreadsheet database. Upon receipt of assays, technicians and geologists produce reports used for day-to-day monitoring and grade control.

11.1.2 Exploration Sampling

EDR's exploration staff are responsible for regional and mine exploration within the Bolañitos mining district, including the management, monitoring, surveying, and logging of surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are sealed shut at the drill site. EDR personnel transport the core to the core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and confirmed; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drillhole.

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All of EDR's surface and underground exploration drillholes are processed at the exploration core facility.

A cutting line is drawn on the core with a colored pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

The core is split using a diamond saw.

11.2 Sample Preparation and Analysis

Mine production sampling including plant feed samples, concentrate and doré, are sent to EDR's in-house, ISO-certified Bolañitos assay laboratory. The laboratory is set up in a single facility at the Bolañitos mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Bolañitos mine compound and operate 24 hours per day.

11.2.1 Exploration Drilling

During 2020, all samples of rock and drill core are bagged and tagged at the Guanajuato core facility. From January to October, samples were sent to the ALS preparation facility in Zacatecas, Mexico, and after preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis. As of November, EDR changed its main laboratory to SGS de México (preparation and analysis), because at that time ALS was having a delay in delivering results, the laboratory is located in Durango, México.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory's tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250-g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

For the SGS laboratory, upon arrival, all of the samples are logged into the laboratory's tracking system (LOG-02). The sample is dried at 105 +/-5°C, if received wet or if requested by client. Drying temperatures can vary based on client specific requests or when mercury determination is requested. The next step involves crushing to reduce the sample size to typically 2mm/10meshes (9 mesh Tyler). The sample is then split via a riffle splitter continuously in order to divide the sample into typically a 250g sub-sample for analysis and the remainder is stored as a reject. A rotary sample divider may also be used to split the sample. Pulverizing is done using pots made of either hardened chrome steel or mild steel material. Crushed material is transferred into a clean pot and the pot is placed into a vibratory mill. Samples are pulverized to typically 75 microns/200 mesh or otherwise specified by the client.

The analysis procedures are summarized in Tables 11-1 and 11-2.

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Table 11-1  ALS Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core / Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
	Overlimits Au, Ag (Samples >10ppm Au AUAA23 & >100ppm Ag ME-ICP41)	Fire Assays and Gravimentric Finish	0.05 ppm Au/	1,000 ppm Au /	AU-GRA21
			5 ppm Ag	10,000 ppm Ag	AG-GRA21
	Overlimits Multielements	Aqua Regia and ICP-AES Finish	0.001 % Cu / 0.001% Pb / 0.001% Zn	40% Cu / 20% Pb / 30% Zn	OG46

Table 11-2  SGS Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	SGS Code
Core / Rock	Au	Fire Assay and AAS finish	0.005 ppm	10 ppm	GE_FAA313
	Multielements (34 Elements)	Aqua Regia and ICP-OES Finish	2 ppm Ag / 1 ppm Cu / 4 ppm Pb/ 5 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	GE_ICP14B
	Overlimits Au, Ag (Samples >10ppm Au GE_FAA313 & >100ppm Ag GE_ICP14B)	Fire Assays and Gravimentric Finish	0.5 ppm Au/	1,000 ppm Au /	GO_FAG303

			10 ppm Ag	10,000 ppm Ag	GO_FAG313
	Overlimits Multielements	Sodium Peroxide Fusion and ICP-OES Finish	0.01% Cu / 0.01% Pb / 0.01% Zn	30% Cu / 30% Pb / 30% Zn	GO_ICP90Q

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com.

SGS is an independent, ISO-certified, analytical laboratory company which services the mining industry around the world. SGS employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates.

SGS Minerals Services in Durango is accredited by the Standards Council of Canada (SCC) for specific mineral tests listed on the scope of accreditations to the ISO/IEC 17025 standard. The methods FAA313, GE_ICP14B, FAG313, FAG303 and ICP90Q are currently listed on the scope. ISO/IEC addresses both the quality management system and the technical aspects of operating a testing laboratory. You can get a copy of our current scope in the SCC website www.scc.ca

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11.3 Sample Quality Control and Quality Assurance

QA/QC processes are divided into two separate programs. One for in mine rock chip channel samples used for grade control within the operations and which have only a minor influence on the resource and reserve calculations at the end of each year as only the most recent samples at the margins of developed and mined areas influence the block model. The exploration drilling and sampling follows a separate QA/QC regime

11.3.1 Production Sampling

Sample quality assurance procedures underground include careful marking of the sample lines across the faces or backs of the heading, recording measurements from known points to accurately locate the samples, and measuring each sample length with a tape. Samples are collected carefully onto a canvas, conserving all material. Oversize pieces are broken up, then the sample is rolled, coned, and quartered at the sample site to reduce sample volume. Samples remain in the custody of the technicians and geologists who collected them until they are delivered to designated sample storage areas on surface. Samples are collected from each storage area by a contracted transporter and delivered to the assay lab on site at the Bolañitos mine.

Field duplicate samples are inserted at the frequency of about 1 in 20 chip lines. The last sample taken is a duplicate sample. The sample interval to be duplicated is chosen at random from one of the vein intervals. Waste duplicates are not collected. The sample is collected from a point approximately 10cm above the original sample. Duplicate samples are sent with the rest of the samples from the chip line.

11.3.2 Production Grade Control Samples

The QA/QC protocol for production samples involves the insertion of seven (7) quality control samples per batch of thirty five (35) samples. These include certified blanks and reference standards (total 4 per batch) and an additional in-house prepared blank and 2 duplicates from the mine production samples. The duplicates are either suplus pulp material or coarse reject material from previous samples.

Duplicate analyses are a good test of analysis precision (as opposed to accuracy) as the repeat should be sa close as possible to the original assay. The sample duplicates are presented in Figures 11-1 to 11-4 on the following pages. These present the results of the original sample against the repeat analysis with the acceptable variance being 10% for pulp samples and 20% for coarse reject samples. Data points plotted in red are outside the acceptable variance range. Ass can be seen in the figures the precision for silver (Ag) is very good with only 3 pulp samples and 5 coarse reject samples for the entire year plotting outside the acceptable variance ranges. This is almost 0% failure rate for silver. Gold results are 11% and 3% failure rates for pulps and coarse rejects respectively.

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Figure 11-1  Silver Pulp Duplicates

Figure 11-2  Gold Pulp Duplicates

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Figure 11-3 Silver Reject Duplicates

Figure 11-4 Gold Reject Duplicates

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Figure 11-5  Certified Standard 1802 Silver Results - Fire Assay AA Finish

Figure 11-6  Certified Standard 1802 Silver Results - Fire Assay Gravimetric Finish

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Figure 11-7  Certified Standard 1802 Gold Results - Fire Assay AA Finish

Figure 11-8  Certified Standard 1802 Gold Results - Fire Assay Gravimetric Finish

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Figure 11-9  Certified Standard 1804 Silver Results - Fire Assay Gravimetric and AA Finish Combined

Figure 11-10  Certified Standard 1804 Gold Results - Fire Assay Gravimetric and AA Finish Combined

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Figure 11-11  Certified Standard 1810 Silver Results - Fire Assay Gravimetric and AA Finish Combined

Figure 11-12  Certified Standard 1810 Gold Results - Fire Assay Gravimetric and AA Finish Combined

The certified reference standards are classified as failure when they are outside 3 standard deviations of the provided specifications of the commercial provider (the Upper Control Limit and Lower Control Limit). Between 2 and 3 standard deviations is classified as the Upper and Lower Warning Limits. Batches with certified standards outside the Upper and Lower Control Limits are required to be re-assayed in full although for part of 2020 only 10 samples (5 samples below and 5 above the offending standard) were re-assayed. This was changed following the ISO Certification Audit for 2020 and now the entire batch is re-run.

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Failure rates for silver (Ag) analyses were very low and ranged from 0% to 3.6% of samples which plot outside the upper or lower control limits. This is a very small proportion. The results for gold reference standards varies depending on the gold content of the standard with low gold standards (CDM-ME-1802 with 1.25 g/t Au average) having failure rates of 19% and higher gold reference standards (CDM-ME-1810 with 4.4g/t Au average) performing better with only 6.4% failure rates. Given the enormous density of sampling for grade control in lateral sill developments compared to the exploration and underground drilling results the results of the Bolañitos lab are considered suffient for inclusion in the resource calculation. However, it is noted there is some issue with gold results for lower levels of contained gold which should be investigated.

Figure 11-13  Certified Reference Standards - Average Grade and Failure Rates for Bolañitos in-house Laboratory

.

No check assays from mine production were sent to secondary labs for analysis in 2020.

Coarse blanks monitor the integrity of sample preparation and are used to detect contamination during crushing and grinding of samples.  Blank failures can also occur during laboratory analysis or as the result of mislabelling by the geology technicians (samplers). Blank performance suggests some minor cross contamination in the samples in the preparation area which should be addressed and justifies the decision to prepare and analyse exploration and drilling samples at a commercial laboratory and not the onsire lab which processes samples which are predominantly ore grade or high-grade samples.

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Figure 11-13  Gold Field Duplicates

Figure 11-14  Gold Field Duplicates

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11.3.3 Summary of the 2017 to 2019 QA/QC Surface and Underground Exploration Programs

To provide continuity to the QA/QC programs since the last published report (HRC, 2016), a summary of the surface and underground drilling programs carried out during 2017 to 2019 is described below.

The protocols and procedures are the same as those used by EDR to date and are shown in chapter 11.3.3.

The primary laboratory used in the drilling programs from 2017 to 2019 was ALS Minerals. In 2017, EDR used for check analyses the Bureau Veritas (Inspectorate) Laboratory and for the 2018 and 2019 programs the SGS de México Laboratory. Correlation coefficients in all the programs are high for both gold and silver, showing excellent overall agreement between the original ALS assay and the Inspectorate/SGS check assay.

The summary of the control samples used during these programs is shown in Table 11-3.

Table 11-3  Summary of Control Samples Used for Exploration Programs from 2017 to 2019

Samples	2017		2018		2019
	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)
Duplicate	97	4.7%	105	6.4%	105	4.8%
Blank	103	4.9%	122	7.4%	189	8.6%
Standard	109	5.2%	115	7.0%	174	7.9%
Normal	1771	84.9%	2042	123.8%	2,700	123.0%
Total	2086	100%	1649	100%	2,195	100%
Cross Check	102	4.9%	123	7.5%	164	7.5%

In general, the QA/QC programs had acceptable behaviors, a summary of the blanks, duplicate and standard reference material is described below:

During 2017, no blank samples returned assay values above the tolerance limit for both gold and silver. In 2018, only one blank sample returned values above the tolerance limit, located in mineralized zone, so one batch was re-analyzed, the results of the original vs the re-assays show excellent correlation coefficient (>0.99) which indicates that the original values are validated. During the 2019 program, only three samples were outside the tolerance limits for gold and/or silver, but are not consecutive neither located in mineralized zones, no actions required.

Graphical analysis of the duplicate samples during the 2017 and 2018 programs, showed high correlation coefficients for gold (0.97 & 0.84) and good to moderate correlation coefficients for silver (0.82 0.63) mainly due to the values of silver are in the lower part of the method and it is possible to have variations in those ranges. For the 2019 program, graphical analysis shows high correlation coefficient for both gold and silver (>0.89).

The standard reference materials used during EDR's drilling programs (2017 to 2019) are described in Table 11-4.

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Table 11-4  Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs (2017 to 2019) at Bolañitos

Year	Reference Standard	Reference Number	Reference Source	Control Limits
				Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
2017	edr-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73	2.43	74
	edr-45	CDN-ME-1505	Cdn Resource Lab	1.29	360	1.29	354
2018	edr-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73	2.40	73
	edr-47	CDN-ME-1604	Cdn Resource Lab	2.51	299	2.50	294
2019	edr-39	CDN-ME-1305	Cdn Resource Lab	1.92	231	NA	NA
	edr-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73.2	NA	NA
	edr-46	CDN-ME-1413	Cdn Resource Lab	1.01	52.2	1.00	52
	edr-47	CDN-ME-1604	Cdn Resource Lab	2.51	299	NA	NA
	edr-48	CDN ME-1405	Cdn Resource Lab	1.30	88.8	NA	NA
	edr-49	CDN ME-1605	Cdn Resource Lab	2.85	269	2.85	263
NA= Not Applicable

EDR's general rules for the Standard Samples and the required actions are described in Table 11-5.

Table 11-5  General Rules for Standard Samples

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL	Acceptable	N/A	No action required
(Single result; not consecutive)
< 2 - 3 SD	Warning	YES	Re-Analyse samples
(Two or more consecutive samples)		NO	No action required
> 3 SD	Warning	YES	Re-Analyse samples
(Single result; not consecutive)		NO	No action required
> 3 SD	Failure	N/A	Re-Analyse samples
(Consecutive Samples)
N/A Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-6.

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Table 11-6  Summary of Analysis of Standard Reference Materials (2017 to 2019)

Year	Reference Standard	Element	Observations	Comments
2017	EDR-41	Au	Two samples: BDH40507 (1.92 ppm Au) & BDH40649 (1.92 ppm Au) with value >3 standard deviations, not mineralized zone, not consecutive.	No action required
		Ag	One sample: BDH40412 (81.7 ppm Ag) with balues between 2-3 standard deviations, not consecutive.	No action required
	EDR-45	Au	One sample: BDH40316 (1.49 ppm Au) with values between 2-3 standard deviations, not consecutive	No action required
		Ag	One sample: BDH40693 (338 ppm Ag) with values between 2-3 standard deviations, not consecutive.	No action required
2018	EDR-41	Au	1 sample: BDH41398 with values >3 standard deviations, not consecutive, no mineralized zone.	No action required
		Ag	1 sample: BDH41348 with values between 2-3 standard deviations, not consecutive.	No action required
	EDR-47	Au	Within the protocols	No action required
		Ag	2 samples: BDH41862 & BDH42599 with values between 2-3 standard deviations, not consecutive.	No action required
			2 samples: BDH42382 & BDH42516 with values >3 standard deviations, not consecutive, mineralized zone.	Batchs Re-Assayed
2019	EDR-39	Au	One sample (BDH47721) between plus two to three standard deviations from CL, not consecutive.	No action required
		Ag	One sample (BDH47455) between plus two to three standard deviations, not consecutive.	No action required
			Two samples (BDH47819 & BDH48030) greater than 3 standard deviations, not consecutive, no mineralized zone	No action required
	EDR-41	Au	Two samples (BDH47659 & BDH47998) greater than 3 standard deviations, not consecutive, no mineralized zone	No action required
			One sample (BDH47323) greater than 3 standard deviations, not consecutive, mineralized zone	Batch Re-Assayed
			One sample (BDH47915) between plus two to three standard deviations, not consecutive.	No action required
		Ag	Within established limits.	No action required
	EDR-46	Au	Within established limits.	No action required
		Ag	One sample (BDH46810) between plus two to three standard deviations, not consecutive.	No action required
	EDR-47	Au	Two samples (BDH46097 & BDH46260) between plus two to three standard deviations, not consecutive.	No action required
		Ag	Within established limits.	No action required
	EDR-48	Au	Within established limits.	No action required
		Ag	Within established limits.	No action required
	EDR-49	Au	One sample (BDH45455) between plus two to three standard deviations, not consecutive.	No action required
		Ag	Within established limits.	No action required

During 2017, all standard samples were found to be within established limits.

In 2018, only two standard samples returned values outside the tolerance limits and the batches were sent for re-analysis. Graphical analysis showed excellent correlation coefficients (>0.97) for both gold and silver, validating the original values.

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In 2019, only one gold value was outside the tolerance limits, thus, one batch was re-analyzed; graphical analysis showed a high correlation coefficient (>0.99), validating the original values.

11.3.4 Surface and Underground Exploration Samples

During 2020, drilling was supported by a QA/QC program of blanks, duplicates, reference standards and check assays to monitor the integrity of assay results.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

A total of 2,404 samples, including control samples, were submitted during Endeavour Silver's surface and underground drilling program at Bolañitos from January to December 2020, as shown in Table 11-7.

From January to October, samples were sent to the ALS Minerals preparation facility located at Zacatecas, México and after preparation samples are shipped to the ALS Laboratory in Vacouver, Canada, for analysis. As of November, EDR changed its main laboratory to SGS de México (preparation and analysis), because at that time ALS was having a delay in delivering results, the laboratory is located in Durango, México.

A total of 87 pulps were also submitted for check assaying to either SGS or ALS laboratory, as applicable.

Table 11-7  Summary of Control Samples Used for the 2020 Exploration Program

Samples	No. of Samples	Percentage (%)
Duplicate	100	4.2%
Blank	134	5.6%
Standard	126	5.2%
Normal	2,044	85.0%
Total	2,404	100%
Cross Check	87	3.6%

The sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11-7.

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Figure 11-7  Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.4.1 Exploration Blank Performance

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used for the Endeavour Silver's drilling program at the Bolañitos Project come from a non-mineralized core material. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with a total of 134 blank samples (5.6%) submitted.

The tolerance limit for the blank samples is 10 times the lower detection limit for the corresponding assay method (for ALS results, gold=0.05 ppm and silver= 2ppm; and for SGS, gold=0.05 ppm and silver=20, graphically showed 4ppm Ag).

Results for the blank samples are presented in Figures 11-8 and 11-9.

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Figure 11-8  Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-9  Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

Eventhough the blank material comes from apparently non mineralized core, there is a possibility to have incipient mineralization in some samples, for gold only three samples (BDH49219, BDH49610 and BDH49893) were outside the tolerance limit, and four for silver (BDH48409, BDH48545, BDH49219 and BDH49610). Samples are not consecutive and most of the them are not located within mineralized zones.

Based on the results, it is considered that the assay results for the drilling program are, for the most part, free of any significant contamination.

Re-Assays

Sample BDH49610 returned values above the tolerance limit for both gold and silver and is located at the end of a mineralized zone, thus, one batch, totaling 13 samples, was re-analyzed. The results of the original vs the re-assays show excellent correlation coefficient (>0.99) which indicates that the original values are validated.

The scatter diagrams of gold and silver are shown in Figures 11-10 and 11-11. Table 11-8 show the original vs re-assays values of the re-analysed batch.

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Table 11-8  Comparative Table of Original vs Re-Assays values

Sample	ALS_Au	ALS_Ag	ReALS_Au	ReALS_Ag	Control Sample
BDH49605	1.32	428.0	1.46	420.0
BDH49606	0.39	33.7	0.29	32.9
BDH49607	0.03	6.1	0.03	6.1
BDH49608	0.21	9.9	0.14	10.5
BDH49609	2.29	532.0	2.39	527.0
BDH49610	0.05	9.8	0.06	5.3	BLANK
BDH49611	0.08	6.4	0.08	4.0
BDH49612	0.27	8.2	0.29	9.0
BDH49613	0.16	4.1	0.18	4.4
BDH49614	0.26	6.1	0.15	7.2
BDH49615	0.47	5.9	0.45	5.9
BDH49616	0.04	1.6	0.05	1.5
BDH49617	0.34	8.1	0.34	8.0

Figure 11-10  Scatter Diagram of the Gold Re-Assayed ALS Samples

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Figure 11-11  Scatter Diagram of the Silver Re-Assayed ALS Samples

11.3.4.1 Exploration Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Bolañitos Project. Preparation involved the random selection of a sample interval to be duplicated. This required first splitting the core in half and cut again in half and then select the opposite quarters to be sent to the laboratory separately.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 100 duplicate samples were taken, representing 4.2% of the total samples.

For the duplicate samples, graphical analysis shows high correlation coefficient for both gold and silver (>0.93). The results of the duplicate sampling are shown graphically in Figures 11-12 and 11-13.

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Figure 11-12  Performance of Field Duplicates for Gold from Endeavour Silver's Bolañitos Drilling Program

Figure 11-13  Performance of Field Duplicates for Silver from Endeavour Silver's Bolañitos Drilling Program

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11.3.4.1 Exploration Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratory. The standard reference material (SRM) was purchased from an internationally recognized company (CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2020, a total of 126 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Table 11-9 shows a summary of the Certified Standard Reference Material Samples used during the Bolañitos surface and underground drilling program.

Table 11-9  Reference Standards Used for Endeavour Silver's Surface & Underground Drilling Programs

Reference Standard	Reference Number	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
edr-39	CDN-ME-1305	Cdn Resource Lab	1.92	231	1.93	229.85
edr-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73.2	2.44	74.21
NA= Not Applicable

For the process to establish the control limits of the SRM, in 2013 EDR modify the protocols, until 2012 the used value was the recommended for the SRM (Certificate), and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material ("Simon, M.A. 2011"), therefore the mean used is the product of the ALS/SGS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS/SGS assays its used, otherwise its used the recommended value in the SRM Certificate.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-10.

Table 11-10  Performance Limits for Standards Used at the Bolañitos Project

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material
LL	Minus 2 standard deviations from the mean

EDR's general rules for the Standard Samples and the required actions are described in Table 11-11.

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Table 11-11  Company Protocol for Monitoring SRM Performance

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL	Acceptable	N/A	No action required
(Single result; not consecutive)
< 2 - 3 SD	Warning	YES	Re-Analyse samples
(Two or more consecutive samples)		NO	No action required
> 3 SD	Warning	YES	Re-Analyse samples
(Single result; not consecutive)		NO	No action required
> 3 SD	Failure	N/A	Re-Analyse samples
(Consecutive Samples)
N/A Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-12.

With the exception of the cases mentioned in Table 11-12, most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS/SGS assays agrees well with the mean value of the standard.

Examples of control charts generated by EDR are shown in Figures 11-14 to 11-17 for the standard reference materials.

Table 11-12  Summary of Analysis of Standard Reference Material

Reference Standard	Element	Observations	Comments
EDR-39	Au	Within established limits.	No action required
	Ag	One sample (BDH48612) between plus two to three standard deviations, not consecutive.	No action required
		Two samples (BDH50013 and BDH50051) between plus two to three standard deviations, consecutive but no mineralized zone.	No action required
		One sample (BDH50173) greater than 3 standard deviations, not consecutive, no mineralized zone	No action required
EDR-41	Au	One sample (BDH50064) between plus two to three standard deviations, not consecutive.	No action required
	Ag	Two samples (BDH49913 and BDH50105) between plus two to three standard deviations, not consecutive.	No action required

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Figure 11-14  Control Chart for Gold Assays from the Standard Reference Sample EDR-39

Figure 11-15  Control Chart for Silver Assays from the Standard Reference Sample EDR-39

Figure 11-16  Control Chart for Gold Assays from the Standard Reference Sample EDR-41

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Figure 11-17  Control Chart for Silver Assays from the Standard Reference Sample EDR-41

11.3.4.1 Exploration Check Assaying

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures.

From January to October 2020, Endeavour Silver used the SGS de México laboratory in Durango, Mexico, for check analyses. And from November to December 2020, it was used the ALS laboratory.

A total of 87 pulps were sent to the third-party laboratory (SGS or ALS as applicable) for check analysis equating to approximately 3.6% of the total samples taken during the drilling program.

Correlation coefficients are high, at >0.99 for both gold and silver, showing excellent overall agreement between the original ALS-Minerals assay and the SGS check assay.

The results of the check sampling program are shown by way of scatter diagrams in Figures 11-18 to 11-21.

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Figure 11-18  Scatter Plot of Check Assays for Gold (ALS vs SGS)

Figure 11-19  Scatter Plot of Check Assays for Silver (ALS vs SGS)

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Figure 11-20  Scatter Plot of Check Assays for Gold (SGS vs ALS)

Figure 11-21  Scatter Plot of Check Assays for Silver (SGS vs ALS)

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11.4 Adequacy of Data

11.4.1 Adequacy of Mine Sampling Procedures

The QP concludes that the exploration and production sample preparation, security and analytical procedures are correct and adequate for the purpose of this Technical Report.  The sample methods and density are appropriate and the samples are of sufficient quality to comprise a representative, unbiased database.

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12. DATA VERIFICATION

The mineral resource and reserve estimates reported for the Bolañitos Project rely in part on the following information provided to the QP, with an effective date of December 31, 2020:

  Discussions with EDR personnel;

  Personal investigation of the Bolañitos Project office;

  A surface drilling, underground drilling, and channel sample and composite database;

  EDR modeled solids for veins 2100, Cecilia, Daniela Norte, Daniela Sur, Fernanda, Gabriela, Karina, La Joya, La Luz Norte, Lana, Lucero, Plateros, Plateros Alto, Plateros Bajo, and Santa Maria;

  EDR-estimated block models for Cecilia, Daniela Norte, Daniela Sur, Fernanda, Gabriela, Karina, La Joya, La Luz Sur, Lana, Lucero - 29520, Lucero - 29566, Plateros, Plateros Alto, and Plateros Bajo;

  Technical Report "NI43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project Gunajuato State Mexico dated February 25, 2016" and authored by Michael J. Munroe., RM-SME;

  EDR capping evaluations for silver and gold values;

  An excel spreadsheet with variograms and estimation parameters;

  Swath plots for block model validation purposes;

  Polygonal 2-dimensional long sections for veins Belen, HW Belen, Bolanitios, Old Bolañitos, Cebada, Golandrinas, La Joya, La Luz - San Barnabe, and Plateros with resource and reserve calculations.

12.1 Database Audit

The surface drilling, underground drilling, and underground channel samples were combined into a single database for mineral resource estimation.  The following tasks were completed as part of the audit:

  Performed a mechanical audit of the database;

  Validated the geologic information compared to the paper logs;

  Validated the assay values contained in the exploration database with assay certificates from the Bolañitos mine laboratory; and

  Validated the assay values contained in the 2D polygonal long sections by comparing with select, relevant historical assays and the original drawings.

The audit to the rock-type, assay, drillhole collar, and survey data contained in the exploration database.

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12.1.1 Mechanical Audit

A mechanical audit of the combined database was completed using Leapfrog Geo® software. The database was checked for overlaps, gaps, duplicate channel samples total drillhole length inconsistencies, non-numeric assay values, and negative numbers. No material deficiencies were identified.

A total of 558 surface drillholes, 230 underground drillholes, and 16,260 underground channel samples were imported into leapfrog for validation. Data with missing information were not used in the estimation of mineral resources.

12.1.1.1 Overlaps

Overlaps identified in the audit were corrected with EDR personnel.

12.1.1.2 Gaps, Non-numeric Assay Values, and Negative Numbers

The software reported missing intervals for silver and gold. Below detection limit samples are reported as a non-positive value of 0. All of the non-positive numbers (<0) were assumed to be non-sampled intervals and were omitted from the dataset.  No non-numeric assays were encountered in the audit.  Table 12-1 below summarizes the number of intervals imported, the number of missing intervals, the number of non-positive values and the number of valid assays for each element.

Table 12-1  Database Import Summary

Element	Missing	Non-Positive Values	Assay Values
Ag (g/t)	11	32	118,687
Au (g/t)	11	32	118,687

12.1.1.3 Table Depth Consistency

The survey, assay, and geology tables maximum sample depth was checked as compared to the maximum depth reported in the collar table for each drillhole.  No intervals exceeded the reported drillhole depths.

12.2 Certificates

EDR received original assay certificates in excel format for the samples collected in 2020 in the current database.  A random manual check of 10% of the database against the original certificates was conducted.  The error rate within the database is less than 1% based on the number of samples spot checked.

12.3 Adequacy of Data

EDR's check assay program is considered adequate to provide confidence in the data.  Samples that are associated with QA/QC failures are reviewed prior to inclusion in the production and exploration databases; however, in production there is not always sufficient time for corrective measures prior to exploitation of the stope being sampled. Improvements to the sampling procedures and QA/QC failure corrective measures may improve the overall sample quality of the production samples. There were issues identified within the production grade control group of samples and the QA/QC program particularly with gold analyses failures which suggest either program control issues or gold nugget effects. These samples do not constitute the major influence on the resource calculation and not considered to have a material impact. The issue has been noted and flagged for further attention.

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The laboratories are clean, well-documented, and appear to be working properly and previous recommendations to install a Laboratory Information Management System (LIMS) to eliminate human error or correcting of values to an expected result have been acted on. In 2020 the EDR laboratory was reviewed for the renewal of its ISO-9001:2015    accreditation and passed with only minor comments.

Exploration drilling, sampling, security, and analysis procedures are being conducted in manner that meets or exceeds industry standard practice. All drill cores and cuttings from EDR's drilling have been photographed. Drill logs have been digitally entered into exploration database organized and maintained in Vulcan. The split core and cutting trays have been securely stored and are available for further checks.

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13. MINERAL PROCESSING AND METALLURGICAL TESTING

Bolanitos has a long operating history and metallurgical recoveries are well documented. No recent testing was undertaken by Endeavour Silver. Historical test work is summarized in the following section.

13.1 Mineralogical Analysis

A mineralogical analysis of the concentrate samples at the University of San Luis Potosi determined that:

  60-80% of silver is as Aguilarite Ag2(S,Se) (grains of size 10-60 μm, 40% liberated),

  15-45% of silver is as Pirargirite Ag3SbS3 (grains of size 10-40 μm)

  Up to 5% of silver is in Freibergite Cu12Sb4S12/Ag (grains of size 10-40 μm),

  Up to 5% of silver may be in Argentite Ag2S,

  Up to 0.5% of silver may be in Cerargirite AgCl, and

  Up to 10% of silver is in Electrum (3-90 μm) associated with Aguilarite, Pyrite, and Calcite.

13.2 Gravity Concentration

In January 2013, preliminary gravity concentration tests were performed using a lab scale Falcon concentrator. The samples were taken from flotation tailings, cyclone underflow, and ball mill discharge. The tests were carried out at 60 to 300 earth gravity accelerations and water pressure 2 psi. Electrum was observed by naked eye in gravity concentrates in all tests. The best results were obtained at 60 gravity accelerations recovering 20% of silver and 36% of gold into a concentrate, however the concentrate grade (3.4% of feed weight) was low (209 g/t Ag and 8 g/t Au).

In 2014 it was decided to perform a test on a larger scale under the same conditions.  On April 14, 2014, at the Bolañitos plant a test was a conducted by the Falcon staff.  The test was completed on approx. 70 kg (100%) of flotation tails and obtained 274 g of primary concentrate (0.39%).  The primary concentrate was cleaned in the same Falcon concentrator and obtained 60 g (0.085%) of 2° clean concentrate. This concentrate was cleaned by a tentadura hand and obtained a concentrated final of 10.3 g (0.015%) with 258 g/t Ag and 20.8 g/t Au. The recovery of silver concentrate ultimately was 0.19% and gold was 1.1%.  Based on these results, gravity concentration was found to be unprofitable.  The estimated operating costs were three times the estimated increase in revenue.  If lower operating costs, higher metal prices and a change in mineral with coarser gold materializes than the study should be reinvestigated.

13.3 Concentrate Sale vs. Cyanide Leaching

In 2008, EDR started processing the Bolañitos concentrate by cyanide leaching at the Guanaceví plant. The average recoveries were 88% of silver and 90% of gold. By the end of 2012, EDR found that concentrate sale was more economic than cyanide leach and began shipping to the concentrate traders.

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13.4 Comments on Section 13

The Bolañitos mines have a long history of successful operation and processing and have plans to continue. The QP is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan and is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Bolañitos mines ore.

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14. MINERAL RESOURCE ESTIMATES

Dale Mah, P.Geo., VP Corporate Development with Endeavour Silver is responsible for the estimation of the mineral resource herein. Mr. Mah is a qualified person as defined by NI 43-101 and is not independent of EDR. Mineral resources for the Bolanitos Project was estimated from drillhole data, constrained by geologic vein boundaries with an Ordinary Kriging ("OK") algorithm using Vulcan software. The metals of interest at Guanaceví are gold and silver.

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards - For Mineral Resources and Mineral Reserves", prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. Classification of the resources reflects the relative confidence of the grade estimates.

14.1 Density

EDR applied a density of 2.55 t/m3 to convert volume into tonnage. The density is taken directly from the global average from the drillhole SG value. EDR has completed 64 bulk sample density measurements (Table 14-1). A specific gravity value of 2.55 based on past production data was used for converting volumes to tonnes for the December 2020 resources. This value is within the acceptable range based on the results to date.

Table 14-1  Statistical Summary of Density Data

Statistics	Bolañitos
Number of Data	64
Mean	2.58
Median	2.57
Standard Deviation	0.07
Sample Variance	0.004
C.V.	0.027
Minimum	2.22
Maximum	2.70
Range	0.38

14.2 Methodology

The Bolañitos mineral resource is comprised of 37 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional ("3D") block model (30 veins). Table 14-1 summarizes the vein by the modeling method and area.

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Table 14-2  Summary of Veins included in the Mineral Resource Estimate

Bolañitos Main Area
Vein	Strike˚	Dip˚	Dip Direction˚
San Miguel	153	18	63
Cecilia	173	45	243
Daniela Norte	150	0	60
Fernanda	150	65	240
Gabriela	110	55	240
Herradura	180	68	90
Karina	140	0	230
La Luz Norte	180	61	270
Lana	155	55	245
Lucero	170	55	260
Melladito	180	52	270
Plateros	155	55	245
Belen	145	52	235
San Bernabe	180	82	270
Bolañitos	169	0	79
2D Models
Vein	Strike˚	Dip˚	Dip Direction˚
Cebada	-	-	-
Golondrinas	-	-	-
La Joya	131	78	41
La Luz - San Barnabe	-	58	-

14.3 Vertical Longitudinal Projection

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Figure 14-1 displays the VLP for the Belene veins. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block.  Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

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Figure 14-1  VLP Showing the Belen Vein with Indicated, Inferred, and Low-Grade Resource Blocks

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14.3.1  Composite Calculations

Composites for 2D estimates are calculated from underground channel samples taken perpendicular to the vein approximately every 3m along strike of the vein to determine variability in grade and thickness. The samples are grouped into a uniform composite length by using a length weighted average to determine the grade. A single or multiple composites are then used to determine the average grade of a resource block.

14.3.2 Area and Volume Calculations

The dip of the vein and true thickness are known variables. Volume is calculated by multiplying the area of the resource block by the horizontal thickness. The horizontal thickness is used for volume calculations to compensate for the reduction in area when translating the vein to a VLP (Figure 14-2).

Figure 14-2  Cross Section Diagram of VLP Method

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14.3.3 VLP Mineral Resource Classification

The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

14.4 3D Block Model Method

14.4.1 Geologic Model

Thirthy veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to ensure sample selections for compositing were contained within the modeled veins. Figure 14-3 and Figure 14-4 are 5-meter-thick sections (Long 3D view and cross section, respectively) of the Plateros vein with the drillholes and channel sampes displayed. The surfaces were evaluated in 3D to ensure that both the down dip and along strike continuity was maintained throughout the model.  Figure 14-5 shows the modeled veins on the Bolañitos Vein complex.

Figure 14-3  Cross Section (5-Meter-Thick) of Karina Vein showing Drillhole and Channel Samples, and Selected Composites

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Figure 14-4 Cross Section (5-Meter-Thick) of Plateros Veins showing Drillhole and Channel Samples, and Selected Composites

Figure 14-5  Plan View of Main Bolañitos Area

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14.4.2 Block Model

The 3D geologic solids were converted to block models using Vulcan. The model prototypes are rotated along strike and down dip and encompass the entire vein. Various block sizes were used along strike and down dip. The blocks for thickness were sub-blocked to the vein thickness. A summary of the block model parameters is shown in Table 14-2. The volume, tonnage, and average statistics for sample length, silver, and gold are presented in Table 14-3.

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Table 14-3  Bolañitos Block Model Parameters

SOURCE	ORIGIN X	ORIGIN Y	ORIGIN Z	BEARING	PLUNGE	DIP	EXTENT X	EXTENT Y	EXTENT Z	SIZE1 X	SIZE1 Y	SIZE1 Z	SIZE2 X	SIZE2 Y	SIZE2 Z
BM_SMI_AGO20_V1.bmf	257618	2331835	1850	63	18	0	200	510	360	200	1	1	0.1	1	1
BM_CEC_AGO17.bmf	258054	2329685	2125	83	-45	0	90	210	210	90	3	3	0.3	3	3
BM_DAN_AGO20_V1.bmf	258421	2329698	2230	60	0	0	60	150	50	60	1	1	0.1	1	1
BM_FER_AGO20_V1.bmf	258719	2329009	2079	60	-25	0	75	400	250	75	1	1	0.1	1	1
BM_GAB_AGO20_V1.bmf	258665	2329284	2148	20	-35	0	60	300	200	60	1	1	0.1	1	1
BM_HER_AGO20_V1.bmf	257969	2329505	2060	90	28	0	100	500	330	100	1	1	0.1	1	1
BM_Karina_Sep2014.bmf	258700	2328900	2080	50	0	0	300	660	500	300	1	1	0.3	1	1
BM_LaLuzNorte_Sep2013.bmf	256250	2331000	1800	90	0	0	600	600	90	90	1	1	0.3	1	1
BM_LAN_AGO20_V1.bmf	258846	2329320	1940	65	0	0	150	500	200	150	1	1	0.1	1	1
BM_LUC_AGO20_V1.bmf	258217	2329375	2059	80	-40	0	75	500	180	75	1	1	0.1	1	1
BM_MEL_AGO20_V1.bmf	257703	2331463	1789	90	38	0	300	2400	500	300	5	5	0.3	5	5
BM_PLT_AGO20_V1.bmf	257044	2329371	1977	65	-35	0	75	510	240	75	1	1	0.1	1	1
BM_Belen_Mar2018_reg.bmf	261884	2328300	2015	55	-38	0	154	430	420	0.8	5	5	0	0	0
BM_SNB_AGO20_V1.bmf	257392	2332008	2056	90	8	0	50	210	150	50	3	3	0.2	3	3
BM_BOL_AGO20_V1.bmf	257802	2330996	2020	79	0	0	150	200	150	150	1	1	0.1	1	1

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Accessible volumes that have not been mined, which exclude historical production and unclassified material, were coded into the block models by EDR (Figure 14-3)

Table 14-4 Vein Model Volumes

Block Model Veins	Volume Wireframes	Tonnage Wireframes	Volume Block Model	Tonnage Block Model	Diff.
	(m3)	(tonne)	(m3)	(tonne)%
BM_SMI_AGO20	174,412	444,752	174,270	444,389	-0.08
BM_CEC_AGO17	23,408	59,691	23,414	59,706	0.02
BM_DAN_AGO20	5,366	13,683	5,235	13,349	2.44
BM_FER_AGO20	57,915	147,685	57,912	147,677	-0.01
BM_GAB_AGO20	34,676	88,424	34,697	88,477	0.05
BM_HER_AGO20	171,790	438,065	171,809	438,114	0.01
BM_Karina_Sep2014	186,911	476,623	186,816	476,382	-0.05
BM_LaLuzNorte_Sep2013	385,562	983,184	385,668	983,455	0.02
BM_LAN_AGO20	128,127	326,724	126,184	321,770	-1.51
BM_LUC_AGO20	111,113	283,338	110,891	282,773	-0.19
BM_MEL_AGO20	832,692	2,123,366	832,875	2,123,831	0.02
BM_PLT_AGO20	211,249	538,686	211,166	538,474	-0.04
BM_Belen_Mar2018	330,873	843,726	329,427	840,040	-0.43
BM_SNB_AGO20	16,286	41,531	15,993	40,782	-1.80
BM_BOL_AGO20	59,595	151,969	58,937	150,291	-1.10

14.4.3 Compositing

The assays intervals used to define the hanging wall and footwall intercepts within each vein were composited into an intercept. Descriptive statistics for the vein true thickness composites are presented in Table 14-5.

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Table 14-5  Composite True Thickness Statistics by Vein

Silver Assay Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
bel1	belen 1	belen	201	0.2	905	77	116	1.51
bol1	bolañitos 1	lucero	408	2.5	372	32	48	1.52
bol3	bolañitos 3	lucero	65	0.5	224	29	37	1.27
bol4	bolañitos 4	lucero	226	2.5	1050	90	114	1.27
cec4	cecilia	lucero	322	0.5	719	123	154	1.25
dan2	daniel norte	dolores	279	0.5	1471	206	270	1.31
fer1	fernanda	lucero	1985	0.0	3280	123	172	1.39
gab1	gabriela	lucero	293	0.5	1178	106	165	1.55
her1	herradura 1	lucero	213	0.8	1125	100	153	1.53
her2	herradura 2	lucero	27	2.5	851	90	156	1.73
kar1	karina	lucero	2683	0.0	2014	181	173	0.96
lan1	lana	lucero	821	0.2	987	73	155	2.12
lln1	la luz norte	lucero	530	0.0	2334	54	161	2.99
luc1	lucero	lucero	1845	0.0	1755	120	174	1.45
luc2	lucero fw2	lucero	237	2.5	724	88	106	1.21
luc3	lucero fw3	lucero	100	2.5	305	32	38	1.18
mel1	melladito	san miguel	260	0.2	2200	59	161	2.63
mel2	melladito fw	san miguel	39	0.2	154	17	35	2.01
plt1	plateros	la luz	548	0.8	1855	100	183	1.84
plt11	la luz	la luz	575	1.2	943	38	89	2.36
plt12	plateros fw1	la luz	649	0.5	780	40	68	1.71
plt13	plateros fw2	la luz	203	1.6	523	29	65	2.20
smi1	san miguel	san miguel	144	0.2	2461	69	234	3.41
smi2	san miguel hw2	san miguel	24	0.2	340	40	75	1.86
smi4	san miguel hw4	san miguel	51	0.6	729	88	177	2.01
snb1	san bernabe	san miguel	74	2.5	349	51	78	1.55
Gold Assay Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
bel1	belen 1	belen	201	0.0	14	1.59	1.94	1.22
bol1	bolañitos 1	lucero	408	0.02	253	5.10	8.28	1.63
bol3	bolañitos 3	lucero	65	0.02	22	3.16	4.49	1.42
bol4	bolañitos 4	lucero	226	0.02	51	5.81	7.37	1.27
cec4	cecilia	lucero	322	0.02	7	1.56	1.56	1.00
dan2	daniel norte	dolores	279	0.00	15	0.62	1.07	1.74

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fer1	fernanda	lucero	1985	0.00	46	3.22	4.80	1.49
gab1	gabriela	lucero	293	0.00	39	1.87	3.32	1.78
her1	herradura 1	lucero	213	0.02	14	1.07	1.88	1.52
her2	herradura 2	lucero	27	0.03	8	1.90	2.14	1.12
kar1	karina	lucero	2683	0.00	40	2.66	2.74	1.03
lan1	lana	lucero	821	0.00	28	1.94	3.31	1.71
lln1	la luz norte	lucero	530	0.00	79	3.47	8.31	2.40
luc1	lucero	lucero	1845	0.00	48	2.93	3.81	1.30
luc2	lucero fw2	lucero	237	0.02	24	3.67	3.82	1.04
luc3	lucero fw3	lucero	100	0.02	66	7.09	8.52	1.20
mel1	melladito	san miguel	260	0.01	92	0.94	4.49	4.77
mel2	melladito fw	san miguel	39	0.01	32	4.17	6.15	1.48
plt1	plateros	la luz	548	0.02	37	2.69	4.14	1.54
plt11	la luz	la luz	575	0.02	66	3.25	4.75	1.46
plt12	plateros fw1	la luz	649	0.01	44	2.56	2.80	1.09
plt13	plateros fw2	la luz	203	0.02	26	2.33	2.40	1.03
smi1	san miguel	san miguel	144	0.01	37	4.43	6.39	1.44
smi2	san miguel hw2	san miguel	24	0.01	21	2.64	4.06	1.54
smi4	san miguel hw4	san miguel	51	0.02	26	3.82	5.66	1.48
snb1	san bernabe	san miguel	74	0.02	25	3.55	4.43	1.25

14.4.4 Capping

It is an industry standard practice to use capping to prevent the unreasonable over-projection of extreme grades (outliers) during resource modeling. Outliers can represent data belonging to a separate geologic domain and if possible, should be separated from the existing population and treated independently (Sinclair, 2002 p167). The idea to statistically examine the outliers within a population and to trim them to a lower grade value based on the results of the analyses. The coefficients of variation (CV) were examined for Au and Ag the Guanacevi data. The CVs range from 0.70 to 1.40 suggesting that the data will not be overly influenced by the presence of outliers. Nonetheless, capping was done to lessen the influence of any outliers. The procedure is performed on high grade values that are considered outliers and that cannot be correlated to another geologic domain. In the case of Guanacevi, the gold and silver populations were examined using decile analysis, histograms and probability plots.

The use of these methods allows for a more objective approach to capping threshold selection. Following the guidelines of Parrish (1997), a decile analysis was performed on the grade distributions of Ag and Au for each vein domain to determine if special treatment of outliers was necessary.

Histograms and probability plots are reviewed to examine the nature of the upper tail of the distribution. A possible capping threshold is chosen from the probability plot at the location where the plot becomes erratic and discontinuous as higher grades depart from the main distribution.

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Table 14-6- Capping Limits for Silver and gold by Vein

Mine	Vein	Silver Cap (g/t)	Gold Cap (g/t)
belen	belen 1	714	9.5
lucero	bolañitos 1	300	21
lucero	bolañitos 3	300	14
lucero	bolañitos 4	300	19
lucero	cecilia	719	7
dolores	daniel norte	1000	12
lucero	fernanda	350	12
lucero	gabriela	350	12
lucero	herradura 1	700	17
lucero	herradura 2	700	17
lucero	karina	no cap	no cap
lucero	lana	500	10
lucero	la luz norte	350	19
lucero	lucero	550	15
lucero	lucero fw2	550	16
lucero	lucero fw3	550	15
san miguel	melladito	1350	10
san miguel	melladito fw	1350	12
la luz	plateros	350	12
la luz	la luz	350	12
la luz	plateros fw1	350	12
la luz	plateros fw2	350	12
san miguel	san miguel	565	25
san miguel	san miguel hw2	340	20
san miguel	san miguel hw4	729	25
san miguel	san bernabe	500	15

Descriptive statistics for the capped silver and gold composites are presented in Tables 14-6 and 14-7, respectively.

Table 14-7 Capped Silver Summary Statistics within Veins

Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
bel1	belen 1	belen	201	0.2	714	76	112	1.48
bol1	bolañitos 1	lucero	408	2.5	300	31	46	1.48

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bol3	bolañitos 3	lucero	65	0.5	224	29	37	1.27
bol4	bolañitos 4	lucero	226	2.5	300	82	84	1.01
cec4	cecilia	lucero	322	0.5	719	123	154	1.25
dan2	daniel norte	dolores	279	0.5	1000	199	243	1.22
fer1	fernanda	lucero	1985	0.0	350	110	110	1.00
gab1	gabriela	lucero	293	0.5	350	90	105	1.17
her1	herradura 1	lucero	213	0.8	700	97	133	1.37
her2	herradura 2	lucero	27	2.5	700	85	134	1.53
kar1	karina	lucero	1140	0.0	1768	164	125	0.76
lan1	lana	lucero	821	0.2	500	64	112	1.76
lln1	la luz norte	lucero	530	0.0	350	42	79	1.87
luc1	lucero	lucero	1845	0.0	550	113	145	1.28
luc2	lucero fw2	lucero	237	2.5	550	87	103	1.18
luc3	lucero fw3	lucero	100	2.5	308	32	38	1.18
mel1	melladito	san miguel	260	0.2	1350	57	140	2.46
mel2	melladito fw	san miguel	39	0.2	154	17	35	2.01
plt1	plateros	la luz	548	0.8	350	81	103	1.27
plt11	la luz	la luz	575	1.2	348	34	67	1.97
plt12	plateros fw1	la luz	649	0.5	350	38	57	1.48
plt13	plateros fw2	la luz	203	1.6	350	28	55	1.97
smi1	san miguel	san miguel	144	0.2	564	53	119	2.24
smi2	san miguel hw2	san miguel	24	0.2	340	40	75	1.86
smi4	san miguel hw4	san miguel	51	0.6	728	88	177	2.01
snb1	san bernabe	san miguel	74	2.5	349	51	78	1.55

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Table 14-8  Capped Gold Summary Statistics within Veins

Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
bel1	belen 1	belen	201	0.0	10	1.59	1.90	1.20
bol1	bolañitos 1	lucero	408	0.02	21	4.40	5.37	1.22
bol3	bolañitos 3	lucero	65	0.02	14	2.91	3.63	1.24
bol4	bolañitos 4	lucero	226	0.02	19	5.27	5.39	1.02
cec4	cecilia	lucero	322	0.02	7	1.56	1.56	1.00
dan2	daniel norte	dolores	279	0.00	12	0.61	0.94	1.55
fer1	fernanda	lucero	1985	0.00	12	2.84	3.34	1.18
gab1	gabriela	lucero	293	0.00	12	1.73	2.44	1.41
her1	herradura 1	lucero	213	0.02	14	1.07	1.88	1.75
her2	herradura 2	lucero	27	0.03	8	1.91	2.14	1.22
kar1	karina	lucero	1140	0.00	30	2.49	2.02	0.81
lan1	lana	lucero	821	0.00	10	1.76	2.57	1.46
lln1	la luz norte	lucero	530	0.00	19	2.73	4.90	1.80
luc1	lucero	lucero	1845	0.00	15	2.88	3.48	1.21
luc2	lucero fw2	lucero	237	0.02	16	3.59	3.49	0.97
luc3	lucero fw3	lucero	100	0.02	15	5.94	5.17	0.87
mel1	melladito	san miguel	260	0.01	10	0.76	1.83	2.41
mel2	melladito fw	san miguel	39	0.01	12	3.49	3.93	1.13
plt1	plateros	la luz	548	0.02	12	2.42	2.76	1.14
plt11	la luz	la luz	575	0.02	12	2.91	2.69	0.92
plt12	plateros fw1	la luz	649	0.01	12	2.50	2.20	0.88
plt13	plateros fw2	la luz	203	0.02	12	2.27	1.94	0.86
smi1	san miguel	san miguel	144	0.01	25	4.34	6.00	1.38
smi2	san miguel hw2	san miguel	24	0.01	20	2.62	3.99	1.52
smi4	san miguel hw4	san miguel	51	0.02	25	3.81	5.64	1.48
snb1	san bernabe	san miguel	74	0.02	15	3.31	3.43	1.04

14.4.5 Variography

A variography analysis was completed to establish the continuity of silver and gold within the modeled veins.  Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model.  This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

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Variography was completed separately for silver and gold for each of the eight models at Bolañitos using Vulcan® software. Endeavour calculated experimental traditional variograms for the underground channel sample data and drillhole composite data. The drillhole composite data and chip sample data was combined into a single data set before variography. The channel samples are spaced approximately 2-3m apart along the underground development and comprise the bulk of the data. Drillhole data impacts areas on the fringes of development and down dip of development. Silver and gold variograms were modeled (Figure 14-10) for the Santa Cruz vein. Table 14-11 summarizes the variogram parameters used for the analysis for silver and gold. The search volume defined by the variogram models was used for all the veins estimated. The search ellipse defining the direction of maximum continuity. (Figure 14-11).

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Table 14-9 Summary of Silver Variogram Parameters

Vein	Variogram Model type	Ag C0	Ag C1	Ag C2	Au C0	Au C1	Au C2	Major	Semi	minor	Azimuth Ellipsoid	Dip Ellipsoid
san miguel, san miguel hw2, san miguel hw4	Spherical	30%	70%	0%	30%	70%	0%	75	40	20	20	0
cecilia	Spherical	26%	70%	0%	17%	70%	0%	40	25	20	263	-45
daniel norte	spherical	48%	36%	0%	46%	54%	0%	40	25	20	240	-85
fernanda	Spherical	19%	70%	0%	34%	67%	0%	50	28	20	220	-70
gabriela	Spherical	26%	73%	0%	30%	70%	0%	40	25	20	200	-52
herradura 1, herradura 2	spherical	25%	75%	0%	35%	65%	0%	80	60	30	95	-68
karina	spherical	26%	73%	0%	17%	83%	0%	44	24	20	235	-65
bolañitos 1, bolañitos 3, bolañitos 4	spherical	30%	70%	0%	36%	64%	0%	50	25	20	260	-85
la luz norte	spherical	29%	70%	0%	31%	52%	0%	75	50	50	230	-60
lana	spherical	30%	70%	0%	35%	65%	0%	60	30	20	255	-54
lucero, lucero fw2, lucero fw3	spherical	24%	74%	0%	35%	65%	0%	75	30	20	266	-55
melladito, melladito fw	spherical	20%	80%	0%	35%	60%	0%	130	60	30	100	-60
plateros, la luz, plateros fw1, plateros fw2	spherical	24%	74%	0%	15%	85%	0%	75	30	20	266	-55
belen 1	spherical	10%	90%	0%	20%	80%	0%	120	50	20	60	0
san bernabe	spherical	23%	77%	0%	26%	74%	0%	75	50	30	240	-60

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14.4.6 Estimation Parameters

EDR used an ordinary kriging ("OK") method to estimate the block models. The search ellipse parameters used for estimation are shown in Table 14-10.

Silver and gold grades were estimated in each vein by using a single search ellipse. The size, direction, and anisotropy of the search ellipse depended on the variography, and the number of composites.

Vein	Major	Semi	Minor	Azimuth Ellipsoid	Dip Ellipsoid	Min Samples	Max Samples	Max Samples per Octant
san miguel, san miguel hw2, san miguel hw4	75	40	20	20	0	1	12	0
cecilia	40	25	20	263	-45	2	8	2
daniel norte	40	25	20	240	-85	2	24	3
fernanda	50	28	20	220	-70	2	24	3
gabriela	40	25	20	200	-52	2	24	3
herradura 1, herradura 2	80	60	30	95	-68	2	24	3
karina	44	24	20	235	-65	1	8	0
bolañitos 1, bolañitos 3, bolañitos 4	50	25	20	260	-85	2	24	3
la luz norte	75	50	50	230	-60	3	12	3
lana	60	30	20	255	-54	3	24	3
lucero, lucero fw2, lucero fw3	75	30	20	266	-55	3	24	3
melladito, melladito fw	130	60	30	100	-60	3	24	3
plateros, la luz, plateros fw1, plateros fw2	75	30	20	266	-55	3	24	3
belen 1	120	50	20	60	0	3	8	2
san bernabe	75	50	30	240	-60	3	8	0

Table 14-10  Estimation Parameters

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14.4.7 Model Validation

The Bolañitos models were validated by the following methods:

  Comparison of the global descriptive statistics from the Ordinary Krige ("OK"), Nearest Neighbor ("NN"), and composite data, and

  Inspection of the ID block model on long section in comparison to the composite grades.

14.4.7.1 Comparison with Ordinary Krige and Nearest Neighbor or Inverse Distance Models

The NN model was run to serve as comparison with the estimated results from the OK method.  Descriptive statistics for the OK method along with those for the NN, and drillhole composites for gold and silver are shown in Tables 14-11 through 14-12.

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Table 14-11  Silver Model Descriptive Statistical Comparison

Silver Statistics
Type	Vein	Count	Minimum	Maximun	Mean	Std. Dev.	CV
		(n)	(g/t)	(g/t)	(g/t)
Composite	belen 1	201	0.2	714	76	112	1.48
OK	belen 1	11,482	0.0	714	71	77	1.08
NN	belen 1	11482	-	-	-	-	-
Composite	bolañitos 1	408	2.5	300	31	46	1.48
OK	bolañitos 1	8,399	3.1	157	34	24	0.70
ID	bolañitos 1	8399	4.5	187	34	27	0.78
Composite	bolañitos 3	65	0.5	224	29	37	1.27
OK	bolañitos 3	2,733	5.1	116	34	17	0.50
ID	bolañitos 3	2733	5.6	117	34	16	0.47
Composite	bolañitos 4	226	2.5	300	82	84	1.01
OK	bolañitos 4	4,715	2.5	229	91	44	0.47
ID	bolañitos 4	4715	2.5	233	92	44	0.47
Composite	cecilia	322	0.5	719	123	154	1.25
OK	cecilia	531	2.6	345	179	106	0.59
NN	cecilia	531	-99.0	354	83	167	1.99
Composite	daniel norte	279	0.5	1000	199	243	1.22
OK	daniel norte	2,925	2.5	647	190	119	0.62
ID	daniel norte	2925	2.5	642	188	117	0.62
Composite	fernanda	1,985	0.0	350	110	110	1.00
OK	fernanda	7,756	2.5	290	83	51	0.60
ID	fernanda	7756	3.9	308	83	47	0.57
Composite	gabriela	293	0.5	350	90	105	1.17
OK	gabriela	26,824	2.5	350	74	59	0.79
ID	gabriela	26824	2.5	350	79	64	0.81
Composite	herradura 1	213	0.8	700	97	133	1.37
OK	herradura 1	13767	2.9	277	87	57	0.65
ID	herradura 1	13767	2.6	407	87	65	0.74
Composite	herradura 2	27	2.5	700	85	134	1.53
OK	herradura 2	6015	2.5	700	85	134	1.53
ID	herradura 2	6015	2.5	91	35	21	0.61
Composite	karina	1140	0.0	1768	164	125	0.76
OK	karina	16199	2.5	972	145	101	0.70
NN	karina	16199	2.5	972	140	131	0.93
Composite	lana	530	0.0	350	42	79	1.87
OK	lana	28299	1.1	445	36	54	1.46

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ID	lana	28299	2.5	494	36	55	1.54
Composite	la luz norte	530	0.0	350	42	79	1.87
OK	la luz norte	8005	2.5	298	50	48	0.96
NN	la luz norte	8005	2.5	323	54	58	1.07
Composite	lucero	1845	0.0	550	113	145	1.28
OK	lucero	37373	2.5	545	96	90	0.94
ID	lucero	37373	2.5	546	97	92	0.95
Composite	lucero fw2	237	2.5	550	87	103	1.18
OK	lucero fw2	4951	2.9	266	72	58	0.80
ID	lucero fw2	4951	2.5	360	75	62	0.83
Composite	lucero fw3	100	2.5	308	32	38	1.18
OK	lucero fw3	1417	9.4	107	32	32	0.46
ID	lucero fw3	1417	6.3	244	33	19	0.56
Composite	melladito	260	0.2	1350	57	140	2.46
OK	melladito	1898	2.5	506	83	82	0.98
NN	melladito	1898	2.5	503	94	91	0.97
Composite	melladito fw	39	0.2	154	17	35	2.01
OK	melladito fw	1754	2.5	86	21	22	1.03
NN	melladito fw	1754	2.5	86	21	22	1.03
Composite	plateros	548	0.8	350	81	103	1.27
OK	plateros	38857	2.5	272	53	54	1.01
ID	plateros	38857	2.5	303	60	57	0.94
Composite	la luz	575	1.2	348	34	67	1.97
OK	la luz	27607	2.5	263	25	36	1.48
ID	la luz	27607	2.5	255	24	34	1.45
Composite	plateros fw1	649	0.5	350	38	57	1.48
OK	plateros fw1	20554	2.5	169	29	26	0.88
ID	plateros fw1	20554	2.5	145	32	24	0.76
Composite	plateros fw2	203	1.6	350	28	55	1.97
OK	plateros fw2	6512	2.5	152	28	27	0.98
NN	plateros fw2	6512	0.3	152	28	27	0.98
Composite	san miguel	144	0.2	564	53	119	2.24
OK	san miguel	25062	2.5	558	22	17	0.74
NN	san miguel	25062	2.5	488	23	16	0.68
Composite	san miguel hw2	24	0.2	340	40	75	1.86
OK	san miguel hw2	21416	2.5	338	40	30	0.74
NN	san miguel hw2	21416	2.5	255	30	25	0.85
Composite	san miguel hw4	51	0.6	728	88	177	2.01
OK	san miguel hw4	8691	2.5	228	93	31	0.33
NN	san miguel hw4	8691	2.5	287	81	42	0.51

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Composite	san bernabe	74	2.5	349	51	78	1.55
OK	san bernabe	456	2.5	139	36	27	0.75
ID	san bernabe	456	2.5	139	36	27	0.75

Table 14-12  Silver Model Descriptive Statistical Comparison (Cont.)

Gold Statistics
Type	Vein	Count	Minimum	Maximun	Mean	Std. Dev.	CV
		(n)	(g/t)	(g/t)	(g/t)
Composite	belen 1	201	0.0	10	1.59	1.90	1.20
OK	belen 1	11482	0.0	8.33	1.48	1.34	0.91
NN	belen 1	11482	-	-	-	-	-
Composite	bolañitos 1	408	0.02	21	4.40	5.37	1.22
OK	bolañitos 1	8399	0.70	20.55	5.39	3.72	0.69
ID	bolañitos 1	8399	0.70	20.55	5.39	3.72	0.69
Composite	bolañitos 3	65	0.02	14	2.91	3.63	1.24
OK	bolañitos 3	2733	0.57	14.68	4.28	2.22	0.52
ID	bolañitos 3	2733	0.57	14.68	4.28	2.22	0.52
Composite	bolañitos 4	226	0.02	19	5.27	5.39	1.02
OK	bolañitos 4	4715	0.18	14.61	4.58	2.73	0.59
ID	bolañitos 4	4715	0.18	14.61	4.57	2.78	0.61
Composite	cecilia	322	0.02	7	1.56	1.56	1.00
OK	cecilia	531	0.10	3.61	1.78	0.85	0.48
NN	cecilia	531	0.10	3.61	1.78	0.85	0.48
Composite	daniel norte	279	0.00	12	0.61	0.94	1.55
OK	daniel norte	2925	0.02	5.76	0.70	0.68	0.98
ID	daniel norte	2925	0.02	5.76	0.70	0.68	0.98
Composite	fernanda	1985	0.00	12	2.84	3.34	1.18
OK	fernanda	7756	0.04	10.42	2.55	2.05	0.80
ID	fernanda	7756	0.04	9.84	2.48	1.90	0.76
Composite	gabriela	293	0.00	12	1.73	2.44	1.41
OK	gabriela	26824	0.02	8.19	0.98	0.95	0.97
ID	gabriela	26824	0.02	8.17	0.98	0.95	0.97
Composite	herradura 1	213	0.02	14	1.07	1.88	1.75
OK	herradura 1	13767	0.12	4.41	0.85	0.54	0.64
ID	herradura 1	13767	0.08	5.27	0.84	0.67	0.80
Composite	herradura 2	27	0.03	8	1.91	2.14	1.22
OK	herradura 2	6015	0.08	4.24	1.64	1.39	0.84
ID	herradura 2	6015	0.05	5.77	1.67	1.55	0.92
Composite	karina	1140	0.00	30	2.49	2.02	0.81

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OK	karina	16199	0.02	7.14	1.92	1.25	0.65
NN	karina	16999	0.00	9.45	1.88	1.48	0.79
Composite	lana	821	0.00	10	1.76	2.57	1.46
OK	lana	28299	0.02	8.16	1.86	1.54	0.83
ID	lana	28299	0.02	9.99	1.89	1.65	0.87
Composite	la luz norte	530	0.00	19	2.73	4.90	1.80
OK	la luz norte	8005	0.02	12.16	2.94	1.98	0.68
NN	la luz norte	20604	0.00	12.30	2.98	2.36	0.79
Composite	lucero	1845	0.00	15	2.88	3.48	1.21
OK	lucero	37373	0.03	11.53	2.64	1.72	0.65
ID	lucero	37373	0.02	14.12	2.66	1.82	0.69
Composite	lucero fw2	237	0.02	16	3.59	3.49	0.97
OK	lucero fw2	6512	0.33	6.29	2.33	0.89	0.38
ID	lucero fw2	6512	0.16	6.40	2.39	0.93	0.39
Composite	lucero fw3	100	0.02	15	5.94	5.17	0.87
OK	lucero fw3	1417	1.11	12.83	6.12	2.24	0.36
ID	lucero fw3	1417	0.83	13.71	6.22	2.60	0.42
Composite	melladito	260	0.01	10	0.94	1.83	2.41
OK	melladito	1898	0.02	6.18	1.30	1.26	0.97
NN	melladito	1898	0.02	6.18	1.30	1.26	0.97
Composite	melladito fw	39	0.01	12	3.49	3.93	1.13
OK	melladito fw	1754	0.08	5.94	2.44	1.33	0.54
NN	melladito fw	1754	0.08	5.94	2.44	1.33	0.54
Composite	plateros	548	0.02	12	2.42	2.76	1.14
OK	plateros	38857	0.17	10.39	2.08	1.49	0.71
ID	plateros	38857	0.05	10.50	2.12	1.60	0.76
Composite	la luz	575	0.02	12	2.91	2.69	0.92
OK	la luz	27607	0.12	9.47	2.67	1.23	0.46
ID	la luz	27607	0.04	9.54	2.68	1.22	0.46
Composite	plateros fw1	649	0.01	12	2.50	2.20	0.88
OK	plateros fw1	20554	0.08	6.70	2.26	0.98	0.50
ID	plateros fw1	20554	0.02	7.02	2.40	1.03	0.40
Composite	plateros fw2	203	0.02	12	2.27	1.94	0.86
OK	plateros fw2	6512	0.33	6.29	2.33	0.89	0.38
NN	plateros fw2	6512	0.16	6.40	2.39	0.93	0.39
Composite	san miguel	144	0.01	25	4.34	6.00	1.38
OK	san miguel	25062	0.02	24.00	4.23	1.98	0.46
NN	san miguel	25062	0.02	24.00	4.15	1.99	0.47
Composite	san miguel hw2	24	0.01	20	2.62	3.99	1.52
OK	san miguel hw2	21416	0.02	21	3.22	1.70	0.53

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NN	san miguel hw2	21416	0.02	21	3.22	1.70	0.53
Composite	san miguel hw4	51	0.02	25	3.81	5.64	1.48
OK	san miguel hw4	8691	0.02	15	4.01	2.00	0.40
NN	san miguel hw4	8691	0.02	15	4.01	2.00	0.40
Composite	san bernabe	74	0.02	15	3.31	3.43	1.04
OK	san bernabe	456	0.02	9.59	3.74	2.04	0.54
ID	san bernabe	456	0.49	8.24	3.51	1.80	0.51

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The overall similarities of the statistical comparisons between the composites and models represent an appropriate amount of smoothing to account for the proposed narrow vein mining method with minimum dilution. The OK and NN or ID models generally show similar means to the composites. The OK model has lower variance to the composites based on the Coefficient of Variation ("CV"); the effect is due to the smoothing effect.

14.4.7.2 Swath Plots

The analysis of swath plot graphs was made through the vein reference plane in the block model. The dimensions evaluated were X and Y that represent the maximum directions of the body, and the z coordinate represents the width of the vein. The local averages in OK are coupled with the values of the composites with their smoothing component.

Table 14-6 Plateros Silver Swath Plot, the capping values on composites were used.

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Table 14-7 Plateros Silver Swath Plot, the capping values on composites were used.

Table 14-8 Plateros Silver Swath Plot, the capping values on composites were used.

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Table 14-9 Plateros Silver Swath Plot, the capping values on composites were used.

14.4.7.3 Sectional Inspection

A visual comparison of block grades with drillhole and channel composites was made in long section. The block models follow the grade trends in the data with higher variability in the areas of denser sampling and additional smoothing of the estimate as the distance from data increases. Figures 14-12 and 14-13 display silver and gold long sections, respectively. Each long section is zoomed to a scale for viewing of the Daniela vein as estimated with the composites overlaying the block grades.

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SAMPLES
(AG_2)
0 30
30 60
60 90
90 120
120 150
150 10000
Plateros - Silver Estimate
2150 L
2100 L
2050 L
2329750 N
Level
North
East

Figure 14-10  Long Section view of Plateros Vein Block Model showing the Estimated Silver Grades and Composites

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SAMPLES
(AU_2)
0.00
1.00
2.00
3.00
4.00
5.00
1.00
2.00
3.00
4.00
5.00
1000.00
Plateros – Gold Estimate
2150 L
2100 L
2050 L
2329800 N
2329750 N
2100 L

Figure 14-11  Long Section view of Platero Vein Block Model showing the Estimated Gold Grades and Composites

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14.4.8 Mineral Resource Classification

The categorization plan is based on the geological confidence established by the Bolañitos mine geologists and which is based on geological knowledge, grade variability, distance from the samples (important), diamond drilling and history of project production. The criteria for categorizing the resources can be seen in the table.

Category	Classification Criteria
	Continuity	Representativity	Range
Measured	1/3 variogram range	At less 6 channel samples	25 X 10 X vein width
Indicated	2/3 variogram range	2 drillholes and channel samples inluence	50 X 20 X vein width
Inferred	1.2 variogram range	At less 1 drillholes	75 X 40 X vein width

Table 14-13 Summay Asumpotion for Reources classification.

14.5 Bolañitos Mineral Resource Statement

The mineral resource estimate includes all analytical data obtained as of December 31, 2020. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors.

Mineral resources are reported above a three silver equivalent grades for mines.  The cut-off grades are based on a 187 g/t silver equivalent for Lucero Mine and 2D resources, 180 g/t silver equivalent La Luz, 185 g/t silver equivalent for San Miguel. EDR used a cutoff grade to test for reasonable prospects for economic extraction. Baseline assumptions for breakeven cutoff grade are based on Table 14-14, 14-15 and 14-16:

Table 14-14 Cutoff Grade Assumptions for Lucero Mine

Based on these assumptions, EDR considers that reporting resources at a 181 g/t cutoff on Lucero, 173 g/t cutoff on La Luz and 177 g/t cutoff on San Miguel constitutes reasonable prospects for economic extraction based on the current mining method and demonstrated recoveries.

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14.5.1 VLP Mineral Resource Estimate

The VLP mineral resource presented in Tables 14-16 and 14-17 is exclusive of the mineral reserves.

Table 14-13  Polygonal Resource at the Bolañitos, Effective Date of December 31, 2020

Classification	Vein	Tonnes	Silver		Gold		Silver Equivalent
			g/t	oz	g/t	oz	g/t	oz
Indicated	Veta Madre	171,605	241	1,328,884	1.97	10,846	398	2,196,583
Indicated	La Joya Sur	29,519	244	231,559	1.50	1,420	364	345,128
Indicated	La Joya	15,686	115	57,787	0.99	501	194	97,847
Total Indicated		216,810	232	1,618,229	1.83	12,767	379	2,639,558
Inferred	Veta Madre	159,307	213	1,092,368	1.76	8,993	354	1,811,842
Inferred	La Luz	57,676	96	177,760	3.08	5,705	342	634,187
Inferred	Block/SFV/SFV-3	32,242	93	96,793	3.51	3,637	374	387,744
Inferred	Canarios	23,624	142	108,063	1.71	1,299	279	211,968
Inferred	Reyes	9,924	141	44,856	1.86	594	290	92,415
Inferred	Candelaria	5,645	182	33,031	3.60	653	470	85,301
Inferred	La Joya	4,958	115	18,264	0.99	158	194	30,926
Inferred	San Francisco	4,700	100	15,111	1.69	255	235	35,541
Inferred	Sierra Mojada	2,785	116	10,368	1.97	176	273	24,456
Inferred	La Joya Sur	1,409	167	7,557	0.46	21	204	9,224
Total Inferred		302,271	165	1,604,171	2.21	21,493	342	3,323,602
TOTAL		519,080	193	3,222,400	2.05	34,259	357	5,963,160

14.5.2 3D Block Model Mineral Resource Estimate

The VLP mineral resource presented in Tables 14-18 and 14-19 is exclusive of the mineral reserves.

Table 14-17  3D Block Model Resource at the Bolañitos Mine, Effective Date of December 31, 2020

Classification	Vein	Tonnes	Silver		Gold		Silver Equivalent
			g/t	oz	g/t	oz	g/t	oz
Measured	Daniela	14,382	99	45,666	1.59	734	226	104,402
Measured	Plateros	5,809	36	6,688	2.42	453	230	42,907
Measured	San Miguel	4,330	26	3,660	3.89	542	337	46,981
Measured	La Luz	2,346	16	1,203	2.91	220	249	18,764
Measured	Bolañitos	2,066	59	3,896	2.68	178	273	18,122
Measured	Fernanda	1,419	105	4,784	3.26	149	366	16,681
Measured	Cecilia	1,294	213	8,856	2.45	102	409	17,013
Measured	Karina	937	193	5,804	1.15	35	285	8,575
Measured	Lucero	779	37	933	4.24	106	376	9,419
Measured	Lana	551	32	561	3.76	67	332	5,885
Measured	Herradura	466	139	2,086	0.78	12	202	3,021

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Measured	San Bernabe	358	47	540	4.28	49	389	4,481
Total Measured		34,737	76	84,678	2.37	2,645	265	296,251

Classification	Vein	Tonnes	Silver		Gold		Silver Equivalent
			g/t	oz	g/t	oz	g/t	oz
Indicated	Belen	128,571	126	519,312	2.56	10,582	330	1,365,887
Indicated	La Luz	25,493	52	42,829	3.00	2,457	292	239,374
Indicated	Daniela	11,124	82	29,396	1.49	532	201	71,986
Indicated	Herradura	10,219	68	22,234	2.65	869	279	91,782
Indicated	San Miguel	8,189	23	6,048	3.62	953	313	82,294
Indicated	Bolañitos	6,153	44	8,633	4.65	920	416	82,238
Indicated	Plateros	3,537	26	2,992	2.89	329	258	29,308
Indicated	San Miguel hw2	3,490	39	4,327	2.66	299	252	28,232
Indicated	San Miguel hw4	3,278	52	5,525	2.91	307	285	30,058
Indicated	Karina	3,076	187	18,494	1.44	142	302	29,888
Indicated	Melladito	2,429	55	4,278	2.43	190	249	19,450
Indicated	San Bernabe	2,396	53	4,053	4.00	308	373	28,704
Indicated	Lana	2,146	16	1,111	4.08	281	343	23,626
Indicated	Lucero	1,739	27	1,536	3.52	197	309	17,285
Indicated	Gabriela	1,718	143	7,875	1.67	92	276	15,255
Indicated	Fernanda	1,592	133	6,818	4.72	242	511	26,147
Indicated	Cecilia	1,453	218	10,200	2.26	106	399	18,644
Total Indicated		216,602	100	695,661	2.70	18,806	316	2,200,159
M+I		251,339	97	780,339	2.65	21,451	309	2,496,411
Inferred	Belen	92,973	106	315,775	2.26	6,755	286	856,215
Inferred	Melladito	46,034	48	70,781	3.31	4,895	312	462,385
Inferred	Daniela	29,346	109	102,593	1.25	1,177	209	196,728
Inferred	La Luz	25,052	22	17,955	3.17	2,552	276	222,108
Inferred	Bolañitos	20,975	64	43,050	5.13	3,456	474	319,563
Inferred	Herradura	20,571	93	61,456	2.16	1,428	266	175,690
Inferred	San Miguel	19,492	24	15,284	3.19	1,998	279	175,142
Inferred	Plateros	14,659	41	19,518	2.88	1,356	272	128,011
Inferred	San Miguel hw2	12,863	27	11,102	2.22	920	205	84,665
Inferred	San Bernabe	10,768	41	14,122	4.02	1,392	362	125,461
Inferred	Cecilia	6,754	232	50,416	2.54	552	435	94,542
Inferred	San Miguel hw4	5,394	107	18,518	5.82	1,009	572	99,262
Inferred	Karina	5,164	218	36,203	1.36	226	327	54,265
Inferred	Lucero	4,000	48	6,169	3.70	476	344	44,246
Inferred	Fernanda	3,932	124	15,624	3.24	410	383	48,387
Inferred	Lana	3,420	20	2,240	5.03	553	423	46,490

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Inferred	Gabriela	1,671	117	6,277	1.59	85	244	13,095
Total inferred		323,067	78	807,082	2.82	29,240	303	3,146,256

Classification	Vein	Tonnes	Silver		Gold		Silver Equivalent
			g/t	oz	g/t	oz	g/t	oz
Total		574,406	86	1,587,421	2.74	50,691	306	5,642,667

14.5.3 Bolañitos Mineral Resource Statement

The mineral resources for the Bolañitos mine as of December 31st, 2020, are summarized in Table 14-20. The resources are exclusive of the mineral reserves.

Table 14-18  Mineral Resource Estimate, Effective Date December 31st, 2020

Classification	Tonnes	Silver		Gold		Silver Equivalent
		g/t	oz	g/t	oz	g/t	oz
Measured	34,737	76	84,678	2.37	2,645	265	296,251
Indicated	433,412	166	2,313,890	2.27	31,573	347	4,839,717
Measured+Indicated	468,149	159	2,398,568	2.27	34,218	341	5,135,969
Inferred	625,337	120	2,411,253	2.52	50,733	322	6,469,858
Total general	1,093,486	137	4,809,821	2.42	84,950	330	11,605,827

1. Measured, Indicated and Inferred resource cut-off grades were 177 g/t for San Miguel, 173 g/t for La Luz and 181 g/t silver equivalent for Lucero at Bolañitos.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.7% silver and 88.9% gold.

4. Silver equivalents are based on a 80:1 silver:gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

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15. MINERAL RESERVE ESTIMATES

Dale Mah, P. Geo, VP Corporate Development for Endeavour Silver is responsible for the mineral reserve estimate presented here. Mr. Mah is a Qualified Person as defined by NI43-101 and in not independent of EDR. The mineral reserve calculation was completed in accordance with NI 43-101 and has an effective date of December 31st, 2020.  Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2020.  All of the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill and floatation process capable of processing 1,100 tpd.

15.1 CALCULATION PARAMETERS

EDR utilized Vulcan software to generate the stopes for the reserve mine plan.  The parameters used to create the stopes are listed below;

  Grades:  177 g/t for San Miguel, 173 g/t for La Luz and 181 g/t silver equivalent for Lucero

  Minimum Mining Width:  0.8 m.

  Cut and Fill Stope Size:  7m W x 4m H

  Long Hole Stope Size:  7m W x 20m H

  External Dilution Cut and Fill:  24%

  External Dilution Long Hole:  40%

  Silver Equivalent:  80:1 silver to gold

  Gold Price:  US $1,465 /oz

  Silver Price:  US $16.51 /oz

  Gold Recovery:  84.7%

  Silver Recovery:  88.9%

The stopes were only created with the updated Measured and Indicated resources including internal stope dilution above the calculated cutoff and have demonstrated to be economically viable, therefore Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101.

EDR also has ore grade stockpiles from current and past mining areas which are classified as part of the overall mineral reserve.  These stockpiles are used frequently to balance the feed into the plant.

15.1.1 Dilution

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, external dilution was applied in the amount of 24% at half of minimum detectable values.  For blocks to be exploited using long hole methods, external dilution was applied in the amount of 40% at half of minimum detectable values.  Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff.  A mining recovery is also applied to converted resources and is estimated at 95%.  The overall result of these factors resulted in and overall dilution factor of 21.0% for Bolañitos.

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The global dilution and mining recovery factors at Bolañitos have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling.  Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport.  The majority of stoping is now done using longhole methods. In 2019 the Guanacevi operations started using a Cavity Measuring System and Boretrack measurement tool to monitor the effectiveness of planned extraction in longhole mining which constituted the majority of mined mineral in 2019/20. The measured dilution for 2020 is summarized in the following tables which essentially measure dilution through two mechanisms: the comparison between modelled grade and realized grade and also by comparing omdelled tonnes in block area compared to tonnes (metric) reported and/or modelled by the CMS system. These are not precise calculations with the exception of the CMS derived topographic solids, but they provide an ongoing management tool for the monitoring of mining extraction performance. The blue line in the figure below shows the dilution month by month as being around the 20% average with some exceptions (August) which are skewed by incomplete data from the CMS measurement process as not all mining areas are measured.

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15.1.2 Reconciliation of Mineral Reserves to Production

Production monitoring and reconciliation of mineral reserves are the ultimate activities by which the mineral reserve estimate can continuously be calibrated and refined.  The only valid confirmation of both the mineral resource and mineral reserve estimate is through appropriate production monitoring and reconciliation of the estimates with mine and mill production.  Proper reconciliation is required to validate the mineral reserve estimates and allows a check on the effectiveness of both estimation and operating procedures.  Reconciliations identify anomalies which may prompt changes to the mine/processing operating practices and/or to the estimation procedure.

The geology staff at Bolañitos prepare reconciliations of the Life of Mine plan ("LOM") to actual production from sampling on a monthly basis.

15.2 Reserve Classification

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as stated previously and utilizing Vulcan program to generate stope designs for the reserve mine plan.  The stope designs are then used to design stopes on levels along with the required development for the final mine plans.  The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

Figure 15-1, 15-2 and 15-3 shows reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, Probable reserve blocks are shown in green.  The mine planners have determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirements.

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LONGITUDINAL SECTION SAN MIGUEL VEIN
NW45 SE LOOKING AT N45 E
2200 L
SOCAVON MINA GRANDE
PORTAL SAN MIGUEL
2135
RAMPA MELLADITO
ACCESO 1
ACCESO 2
SILL 2160
2160
2135
2135
2100 L
2000 L
BLOCK LEGEND
PROVEN
PROBABLE
MEASURED
INDICATED
INFERRED
PILLAR
MINEOUT
DRILLHOLES
2333800 N
2333700 N
2333600 N
2333500 N
2333400 N
2333300 N
2333200 N

Figure 15-1  San Miguel Vein Resource and Reserve Section

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MODELO DE RECURSOS VETA MELLADITO
SECCION LONGITUDINAL N-S VIENDO AL E
TIRO SAN PABLO
RAMPA
2200 L
2100 L
2000 L
1900 L
1800 L
NIVEL 115
NIVEL 135
NIVEL 175
BN-3
2331800 N
2331600 N
2331400 N
BLOCK LEGEND
PROVEN
PROBABLE
MEASURED
INDICATED
INFERRED
MINED
PILAR
DRILLHOLES

Figure 15-2 Melladito Vein Resource and Reserve Section

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Figure 15-3 La Luz Vein Resource and Reserve Section

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15.3 Mineral Reserves

The Proven and Probable mineral reserves for the Bolañitos mine as of December 31, 2020 are summarized in Table 15-3.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15-3  Proven and Probable Mineral Reserves, Effective Date December 31, 2020

Classification	Vein	Tonnes	Silver		Gold		Silver Equivalent		Dilution %
			g/t	oz	g/t	oz	g/t	oz
Proven	Plateros	20,654	37	24,845	2.05	1,364	202	133,968	35.00%
	Bolañitos	14,501	37	17,072	4.88	2,273	427	198,900	35.00%
	La Luz	14,492	13	6,280	2.34	1,092	201	93,676	35.00%
	Stock Pile	9,673	30	9,221	1.52	472	151	46,960	0.00%
	Karina	5,205	88	14,754	1.29	215	191	31,960	24.00%
	Lana	4,299	18	2,431	2.97	411	256	35,315	35.00%
	Lucero	2,667	23	1,936	1.99	171	182	15,579	35.00%
	San Miguel	2,058	14	921	2.90	192	246	16,297	40.00%
	Fernanda	1,625	77	4,012	2.81	147	302	15,759	30.00%
	San Bernabe	786	15	367	2.72	69	232	5,863	30.00%
	Herradura	331	123	1,306	0.97	10	200	2,133	24.00%
Total Proven		76,292	34	83,144	2.62	6,416	243	596,411	34.06%
Probable	Melladito	70,233	77	174,961	1.63	3,672	208	468,751	28.00%
	San Miguel	62,509	18	36,964	3.43	6,899	293	588,887	40.00%
	Bolañitos	14,673	51	24,042	4.32	2,038	397	187,061	35.00%
	San Miguel hw4	14,284	64	29,428	3.65	1,675	356	163,445	40.00%
	Plateros	12,938	33	13,782	2.02	840	195	80,943	35.00%
	La Luz	12,629	16	6,619	2.46	997	213	86,390	35.00%
	Herradura	11,702	118	44,284	0.85	320	186	69,858	24.00%
	San Miguel h2	10,921	27	9,564	2.36	830	216	75,974	40.00%
	Lana	6,603	14	2,896	3.06	650	259	54,922	35.00%
	Gabriela	6,455	115	23,941	1.44	299	231	47,883	30.00%
	Daniela	3,099	211	21,026	0.81	81	276	27,492	35.00%
	Lucero	3,003	47	4,520	2.49	240	246	23,740	35.00%
	Fernanda	2,888	78	7,249	2.23	207	257	23,846	30.00%
	San Bernade	2,692	16	1,426	2.53	219	219	18,977	30.00%
	Karina	2,002	67	4,310	1.54	99	190	12,257	24.00%
Total Probable		236,632	53	405,014	2.51	19,068	254	1,930,427	33.88%
Proven+Probable		312,924	49	488,158	2.53	25,483	251	2,526,837	33.92%

1. Reserve cut-off grades are based on 177 g/t for San Miguel, 173 g/t for La Luz and 181 g/t silver equivalent for Lucero.

2. Metallurgical Recoveries were 84.7% silver and 88.9% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 0.8 meters.

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5. Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6. Silver equivalents are based on a 80:1 silver:gold ratio.

7. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

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15.3.1 Factors that may affect the Mineral Reserve Estimate

The Bolañitos operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the mineral reserves presented in this report include the following:

• Mining assumptions,

• Dilution assumptions,

• Exchange rates,

• Changes in taxation or royalties,

• Variations in commodity price,

• Metallurgical recovery, and

• Processing assumptions.

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16. MINING METHODS

16.1 Mining Operations

Starting in June, 2007, EDR assumed management of day-to-day mining operations at the Bolañitos Project, in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 31, 2020, the Bolañitos Project had a roster totaling 367 employees and an additional 262 contractors. The mine's operating schedule consists of two 10-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to EDR, the miners are currently unionized. There is an incentive system in place rewarding personnel for safety and production.  Technical services and overall supervision are provided by EDR staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules.  All the mining activities are conducted under the direct supervision and guidance of the mine manager.

16.2 Ground Conditions

The ground conditions at the San Miguel, La Luz and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. Cable bolting is sometimes required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

16.3 Mining Method

Conventional drill and blast methods are used to extract the ore at Bolañitos, and access to the mining areas is provided by ramps and audits.  Mine development headings are drilled by jumbo and by jackleg.  Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel loaders. The rock used to backfill the stopes is generated from the waste development underground.

Over the past eight years a transition to a modified long hole method has taken place wherever the width and dip of the vein is applicable to this method.

Once sill development is completed and the limits of the ore have been defined, stope production can begin. For conventional cut and fill stoping, ore is mined upward in horizontal slices using jackleg drills. Cut and fill mining is a method of short hole mining with hole lengths usually less than 2m.  For long hole mining the holes are typically 12-16m in length but vary from 6 to 16m depending on the stope.

For cut-and-fill, the production cycle starts by drilling upper holes using a jackleg.  Geologists mark up the vein, and the stope is drilled and blasted accordingly.  Drillholes on the vein are blasted first.  After the ore has been mucked, the holes drilled in waste are then blasted to achieve the dimensions required for the scoop to work in the next production lift.

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By comparison, longhole open-stoping, holes are drilled upwards from the sill level.  Longhole methods are typically 6 to 16m in length and are more productive than cut and fill methods.  Longhole stoping is also cheaper than conventional cut and fill stoping.  As with cut and fill methods, longhole stopes are filled with waste rock from development headings or from surface waste.

Some of the ore produced with the longhole drill machines is generated by drilling old pillars. Other stopes are blind by drilling uppers and blasting a slot at the far end of the stope to enable the ore to break in the subsequent larger stope blasts. Uppers are drilled to a 10-15m height on vein projections in rows across the width of the vein. The rows closest to the slot are blasted first. The stope is mucked clean, or at least sufficiently to allow the next blast.  The ore is extracted using remote- controlled scoops.

In areas of old workings which have had high grade sections of the vein removed or the vein has been selectively mined, the open stope areas over time have filled with collapsed vein and wallrock material. Often this fill material carries economic grades and are removed through cross cuts that act as draw points for the loose stope fill material. This material is known as ¨chorros¨in the area. In 2020 35,186 tonnes of chorros were extracted and processed constituting 10.2% of the production. Chorros are not budgeted nor are they calculated in the resource.

16.4 Mine equipment

The mine uses its own fleet of scoops, trucks, and drills as summarized in Table 16-1.  Ore is typically delivered to the surface by contactors via truck haulage up the ramps.  The list of contractor equipment utilized inside the mine and on surface is listed in Table 16-2.

Table 16-1  Bolañitos Owned Mine Equipment

Loaders	Capacity	Model	Qty
Scoop Tram	1.5 yds	MUCKMASTER 150D (RDH)	2
Scoop Tram	2 yds	LH-203 (SANDVIK)	5
Scoop Tram	3.5 yds	LH-307 (SANDVIK)	3
Scoop Tram	3.5 yds	LT-650	3
Scoop Tram	6 yds	LH-410	2
Trucks	Capacity	Model	Qty
Truck	3 ton	600-30P (RDH)	1
Truck	4 ton	D-5	1
Truck	7 ton	DT 704	1
Truck	10 ton	D-10	2
Truck	15 ton	TH-315	1
Truck	20 ton	TH-320	1
Truck	30 ton	TH-430	2
Truck	30 ton	CAT 730	1
Truck		LIFTMASTER 500N	1
Truck		CASSETTEMASTER 600 R	1
Drills	Capacity	Model	Qty
Jumbo	16 ft	DD-311	2
Anclador	10 ft	DS-311	2
Raptor	4 ft	MINI-DH	1

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Raptor	4 ft	44	1
Mucki	4 ft	LHBP	1

Table 16-2  Contractor Mine Equipment

Loaders	Capacity	Model	Qty
Scoop Tram	6 yds		1
Scoop Tram	3.5 yds		1
Scoop Tram	3.5 yds	CAT 1300 R	1
Scoop Tram	1.5 yds		1
Trucks	Capacity	Model	Qty
Truck	7m3		15
Truck	14m3		2
Drills	Capacity	Model	Qty
Jumbo	14 ft	BOOMER 1300R	1
Mucki	10 ft		1
Troidon	14 ft		1
Troidon	16 ft		1
Anclador	10 ft	SANDVIK	1

16.5 Mine Production

Table 16-3 summarizes the total 2020 Bolañitos production by month.  A total of 344,898 mined tonnes were reported in 2020 with 331,175 tonnes processed and an accumulated inventory of 13,700 tonnes. A total of 358,181 Ag ounces and 19,249 Au ounces.  During the year 2020, the largest area of production was from the La Luz mine portal and the Plateros vein.

Table 16-3  Summary of 2020 Bolañitos Production

Total development for 2020 was 14,839 meters of advancement, of which 6,628 meters were in mineral development and 8,211 meters were in waste development.  Waste development includes bypasses, ventilation raises and ore passes, ramps, areas of waste vein, and cross-cuts to vein.

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The remaining reserve life-of-mine plan is based on an approximate production rate of 1,100 tonnes per day of ore mined from underground.  This plan is based on $16.51/oz silver and $1465/oz gold, and additional parameters as shown in Table 15-1. The plan is solely based on the active mining areas and the reserves are derived from this plan. Therefore, the reserves are more based on the plan rather than the plan being based on the reserves. The life of mine reserves could not and should not be assumed to be limited based on the mine plan developed for 2021/22 alone.

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17. RECOVERY METHODS

17.1 Production

For 2020 the Bolañitos plant processed 331,175t of ore grading 40 g/t silver and 2.02 g/t gold from which 358,181 oz silver and 19,249 oz gold were recovered. Silver and gold recoveries averaged 84.8% and 89.5%, respectively.

17.2 Bolañitos Plant

The plant processing rate is a planned 1,100 t/d which is designed to maximise recoveries. Average throughput in 2020 was 1078 tonnes per day. And recoveries were improved 5% for Ag and 8% for gold with these managed throughput rates from previous 1600 tpd. Previously the plant had operated at 1600 tpd from 1,200 t/d after the addition in 2012 of a 6'x14' vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.  A general view of the Bolañitos processing plant is shown in Figure 17-1 and a process flow sheet is illustrated in Figure 17-2.

Figure 17-1  General View of the Bolañitos Processing Plant

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Figure 17-2  Process Flow Sheet of the Bolañitos Plant

Run-of-mine ore is hauled by 10 and 20 tonne dumper trucks and discharge on a patio where it loaded with a front-end loader into a grizzly with opening 14". Oversize rock (>14') is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24"x36". After the primary crusher, the ore is held in two coarse ore bins of 350 and 450-t capacity. Figure 17-3 shows the primary crushing circuit.

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Figure 17-3  View of the Primary Crusher Circuit (left); Crushed Ore Bins (right)

From the coarse ore bins the ore is conveyed to a 6'x14' vibratory screen with openings 3/8", the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25' standard head Symons secondary cone crusher where the ore size is crushed down to 1". The secondary crusher product is screened by a 5'x10' vibratory screen with openings 3/8". The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher (Metso, HP200).  Figure 17-4 shows the secondary crushing circuit.

Figure 17-4  Vibration Screen, Single 6'x16'Deck (left); Fine Crushing Circuit (right)

The fine crushed ore (approx. 85-90% of -3/8") is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 350 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9'6" x 14' with a 600 HP motor, the No. 2 mill is of size 11'x18'7" with a 1000 HP motor. The mills are fed independently from respective ore bins. Figure 17-5 shows the two ball mills.

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Figure 17-5  Original Ball Mill #1, size 9'6"x14' (left), Ball Mill #2, size 11'x18'7", 1000 HP Motor, and Fine Ore Bin on the back,
Both Installed in 2011 (right)

The grinding product is the cyclone overflow with 80-85% passing 74 microns and flows further to the flotation circuit.  Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t. Figure 17-6 shows the cleaner cells and flocculent mixing system.

Figure 17-6  1st Cleaner Cells (left); Flocculent Mixing System (right)

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders. Figure 17-7 shows the filter press and concentrate storage and shipment loading area.

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Figure 17-7  Filter Press (left); Concentrate Storage and Shipment Loading Area (right)

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18. PROJECT INFRASTRUCTURE

EDR has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to comply with all regulatory standards imposed by the various government agencies.

18.1 Mine Pumping

At the Bolañitos Project, only a limited amount of ground water is encountered, each mine contains a principal sump that sends the water to the surface.  Underground settlers/sumps ensure that the water pumped to surface is largely free of solids.  During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility.  Dewatering lines are advanced with the main ramp development.

18.2 Mine Ventilation

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were developed for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 70,000-cfm exhaust fan that was installed in borehole number one, with the fresh air drawn down the ramp and the other four boreholes of the area. At the Lucero, Daniela Sur and Daniela Norte ramps, 4 exhaust fans are installed in boreholes #8 (120k), #10 (80k), #12 (160k) and a conventional raise (80k), with the fresh air drawn in through the ramps. This system is providing the ventilation requirements which are based on the amount of diesel equipment running at any time, the system is an exhaust system).

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 42 inches in diameter and 20 to 150 hp. These fans are blowing fresh air into the working areas using ventilation tubing to deliver the necessary cfm.

Fresh air for the La Luz Mine is being provided through the access from the Los Angeles Shaft and enters the mine on 310 level where most of the air flows to the 220 level through a series of ramps and conventional raises.

On the 310 and 220 levels, the use of auxiliary electric ventilation fans is used to ventilate the stopes.  The total air flow is exhausting to surface through the Asuncion Shaft.

18.3 Mine Electrical

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18-1 summarizes the location and capacity of the transformers installed in the Bolañitos Project.

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Table 18-1  Summary of the Electric Installations at the Bolañitos Project

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440
	Surface	500	2,300	440
	Surface	750	13,200	2300
	underground	750	2,300	440
	Underground	500	2,300	440
	underground	300	2,300	440
	Underground	300	2,300	440
Bolañitos mine	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440
	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	300	13,200	440
	Surface	500	13200	2,300

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19. MARKET STUDIES AND CONTRACTS

EDR has neither a hedging nor forward selling contract for any of its products. As of the issue date of this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets. Due to the size of the bullion market, which in 2019 saw a demand for silver of 991.8 million ounces, EDR's activities will not influence silver prices (it produced 3.5 million ounces, or less than 0.5% of world demand).

EDR produces a silver concentrate which is then shipped for refining. The concentrate produced by EDR at its mines is refined by third parties before being sold. To a large extent, silver concentrate is sold at the spot price.

Table 19-1 summarizes the high and low average annual COMEX gold and silver price per ounce from 2000 to 2020.  For the purposes of this report, the resources and reserves are stated at the 2-year average metal prices for silver and gold as of August 31st, 2020.  The two-year averages are $16.51/oz for silver and $,465/oz for gold.

Table 19-1  Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2016 (prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	368.60	270.50	310.46	5.55	4.56	4.97
2001	310.00	256.60	273.30	5.10	4.03	4.40
2002	349.70	278.40	311.33	5.29	4.22	4.61
2003	417.20	322.20	364.13	5.99	4.35	4.89
2004	522.20	374.90	410.54	8.47	5.52	6.88
2005	634.80	491.40	532.94	9.88	6.89	7.86
2006	873.90	629.80	720.60	15.35	9.79	12.11
2007	910.40	701.20	782.30	16.65	12.50	14.52
2008	1038.80	715.20	904.68	21.32	8.85	15.37
2009	1218.30	814.30	977.90	19.33	10.47	14.72
2010	1553.40	1052.20	1248.46	30.92	14.83	20.29
2011	1899.50	1333.70	1582.70	48.59	26.80	35.29
2012	1798.60	1538.70	1672.34	37.31	26.29	31.23
2013	1693.20	1194.30	1409.57	32.44	18.55	23.86
2014	1379.20	1145.60	1268.52	22.28	15.53	19.25
2015	1303.60	1056.90	1162.09	18.45	13.79	15.75
2016	1380.20	1078.20	1260.33	20.92	13.74	17.29
2017	1370.40	1163.20	1266.59	18.55	15.40	17.11
2018	1365.20	1177.10	1269.97	17.68	13.95	15.79
2019	1571.80	1281.00	1418.60	19.68	14.62	16.43
2020	2058.40	1477.90	1778.70	29.26	11.77	20.70

Over the period from 2000 to 2011, world silver and gold prices have increased significantly. This had a favorable impact on revenue from production of most of the world's silver mines, including the Bolañitos Project.  Between 2011 and 2014 there has been a consistent reduction in the silver and gold prices, followed by 4 years of relatively flat prices. Beginning in 2019 and to the end of 2020, precious metals prices have recovered as gold reached all-time highs.

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EDR has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. EDR has a policy of not hedging or forward selling any of its products.

In addition to its own workforce, EDR has a number of contract mining companies working on the Bolañitos property.

19.1 Contracts

Bolañitos has signed several contracts or agreements with domestic companies and legal persons in order to cover its production and interest's goals. Table 19-2 is a summary of the main contracts that EDR has in place at the Bolañitos Mines Project.

Table 19-2  Contracts Held by the Bolañitos Project

Contract Description	Contracting Organization	Date-Expiry/ Renewal
Mining Contractor	Cominvi, S.A. de C.V.	Valid & Updating
Freight Concentrate	Capricornio Freight Carriers SA de CV	Valid & Updating
Security and Surveillance Services	Grupo Covix SA de CV	Valid & Updating
Personnel Transportation Equipment Contracting	Jose Dolores Olmos	Valid & Updating
Equipment Contracting	Jose Vicente Morales Zarate	Valid & Updating
Equipment Contracting	Isabel Quezada	Valid & Updating
Plant Maintenance Contract Labor	Raul Rivera Beltran	Valid & Updating
Ore Haulage Contract	Jose Vicente Morales Zarate	Valid & Updating
Ore Haulage Contract	J. Guadalupe Huerta Ortega	Valid & Updating
Labour	Campos Hernandez Contratistas Mineros SA de CV	Valid & Updating
Labour	Juan Zendejas Quezada
Road watering and water for Plant.	J. Guadalupe Huerta Ortega	Valid & Updating

The Bolañitos Mining Unit is under a Collective Bargaining Agreement with the National Mining Workers Union. This agreement is for an indefinite term and has a yearly general salaries revision each April.

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20.  ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 Environmental Sustainability

The Bolañitos plant operates under the policy of zero industrial discharges into the environment and monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are outsourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, Bolañitos has established strict procedures of operation and monitoring in accordance to accepted standards.

  The tailing dams require strict environmental and operation control.

  Testing for water pollutants into rivers near the tailings impoundments.

  Testing of discharge sewage pollutants.

  Water recovery from tailings impoundments is to be returned to the plant for processing.

  Testing of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

Additionally EDR carries out several initiatives which bridge both environmental and social sustainability including:

  annual reforestation programs where we carry out reforestation of specific species of oak covering 1 hectare of surface.

  Soil and water conservation works. Soil conservation works are carried out in the reforestation areas: such as trenches and stone barriers, with the aim of increasing soil productivity and controlling erosion.

  Environmental campaigns aligned to specific celebratory days such as:

    World Water Day: We clean rivers or water courses.

    World Earth Day: We donate fruit trees.

    World Environment Day: Training is given on the theme of the year.

    Let's Clean Our Mexico Campaign: We organize a cleaning campaign in the community.

    Electronics Collection Campaign: We organize a campaign in the different communities where we collect electronics that are no longer useful in exchange for an incentive, so that the electronics are not thrown into the river or into landfills that could generate contamination.

    HP Toner Recycling: HP toners are collected for recycling.

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  Environmental education in communities: Recycling campaigns are carried out, environmental topics are taught, contests for posters, models, etc. are developed. In the schools of the communities near the company.

  Nursery. The unit has a nursery which helps us germinate plant species for tree donations to workers and we are currently germinating oak seeds, which is the species that we will be using for reforestation.

20.2 Closure Plan

The Bolañitos closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities, as summarized in Table 20-1.

Table 20-1  Closure Budget

Facilities	Item	US$
Underground Mines	Stockpiles/shafts	63,996
	Offices/shops/roads	34,040
	Subsidence	12,254
	Mine surface areas	107,566
Sub-Total		217,856
Milling & Flotation Plant	Crushing Area	57,187
	Grinding & Flotation	58,549
	Related Facilities	213,771
Sub-Total		329,507
Tailings Dams	Central Area	597,742
Sub-Total		597,742
Administrative Personnel		439,797
Sub-Total		439,797
Support Services	Post Closure Costs	392,141
Sub-Total		392,141
Grand Total		1,977,043

20.3 Permitting

EDR holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Project.

Table 20-2 lists the existing permits governing the mining and milling operations.

Table 20-2  Summary of Environmental and Mining Permits for the Bolañitos Project

Project	Permit Type	Permit	Issuing Agency	Status	Date- Expiry/Renewal
Bolañitos Mining Complex	Hazardous Waste Management Plan	11-PMG-I-3629-2019	SEMARNAT	Approved	Mine closure

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Bolañitos Mining Complex	Mining Waste Management Plan	11-PMM-I-0215-2019	SEMARNAT	Approved	Mine closure
Bolañitos Mining Complex	Registration as a generator of hazardous waste	11/HR-0031/07/16/11	SEMARNAT	Approved	Mine closure
Bolañitos Mining Complex	Environmental License	LAU-11/0068-2009	SEMARNAT	Approved	Mine closure
Bolañitos Mining Complex	Regional Environmental Impact Statement (Integrates all past permits in a single permit and extends the validity of the project in 25 years)	SGPA/DGIRA/DG/03957	SEMARNAT	Approved	05/29/2044

20.4 Considerations of Social and Community Impacts

Bolañitos considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support. A good neighbor and open-door policy characterize the relations with the seven communities inside and around the area of operations. A company representative interacts with the local authorities frequently.

There are four communities that are in our Direct Area of Influence and thus we work closely with them. There are five communities that are in the Indirect Area of Influence and our relationship is less active. The relationship with a community is indirect whenever it has a direct relationship with another mining company (Table 20-3).

Table 20-3  Direct and Indirect Area of Influence

Direct Influence		Indirect Influence
Mineral de la Luz	1,422	Llanos de Santa Ana	510
Melladito	49	Mesa Cuata	389
San Ignacio del Puertecito	56	Mineral de Mexiamora	123
Sangre de Cristo	248	Santa Ana	674
TOTAL	1,775	San Pedro Gilmonene	110
		TOTAL	1,806

Bolañitos has developed a Community Engagement System that aims to manage the relationships and interactions with the community. The system establishes clear procedures for:

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  Managing our impacts

  Promoting development through community investment and partnerships

  Building trust with our neighbours through ongoing and open communication

  Following-up on commitments

We have a Grievance Mechanism in place to ensure local communities have a voice. It is designed to be objective, accessible, and transparent, and is aligned with the standards of the International Finance Corporation and the United Nations Guiding Principles on Business and Human Rights

Every year, since 2013 has received the annual distinction of "Empresa Socialmente Responsable" (Socially Responsible Company), from the Mexican Center for Philanthropy (CEMEFI).

EDR has a Community Investment policy based on community development focused on the following key areas of need:

  Education (Scholarships, school facilities, teaching material, etc.)

  Employability (trades workshops, material to start small businesses, assessment to establish small businesses, etc.)

And in collaboration with the government, community or indigenous group, we support:

  Health and Infrastructure for public services (such as drinking water, sewage, waste management, street lighting, road maintenance, recreational spaces, police or fireman services or any other that is the government ́s responsibility). Endeavour will aim to contribute up to 50% of the total investment with the government, community or indigenous group leading the initiative.

  Cultural or community events that promote traditions and integration of the community.

In the development of our 2021 Community engagement plan, we seek to make social investments through the design and execution of different social programs, together with the alliances of public and private sectors or civil associations that can be generated together, we can list the following:

  "I take care of my street, I take care of my community" program. A program to support the maintenance and improvement of roads.

  Community scholarship program and scholarship with the University of Guanajuato. The program aims to provide financial support to students from high school and university to continue their studies.

  "Silver Tablets" Program. As a result of the pandemic, the education in Mexico has become online and this is really difficult in rural communities. The program provides tablets for school age children to be able to attend online classes.

  Teaching program in waste management. The program aims to control the pollution that is generated from the mismanagement of urban solid waste.

  Teaching program in the elaboration of biofilters. The program aims to support treatment and discharges of domestic wastewater, to avoid health and pollution issues.

  Trades and skills training program: The program aims to provide adults with skills and training to develop an alternative source of income.

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  Home improvement. The program aims to support people in doing basic maintenance and improvement things at their homes.

We also have a support request assistance program, in which the company Mina Bolañitos allocates an economic amount for investment in projects or requests for support that the inhabitants of the communities enter the organization, for example: donation of teaching materials or sports to educational institutions, loan of machinery for road rehabilitation, sports or recreational spaces, sports uniforms for the promotion of sports. EDR has loaned the use of a local facility to function as a Cultural House that hosts arts, music, painting and handcrafts workshops for community members. However, due to the COVID-19 pandemic, many of these activities have been on hold but is expected to recommence once it is safe to do so.

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21. CAPITAL AND OPERATING COSTS

21.1 Capital Costs

In 2020, EDR's Bolañitos Project consisted of a modest size underground mining operation based at Bolañitos. The 2020 budget capital costs and planned 2021 capital costs for the Bolañitos Project are summarized in Table 21-1.  The exploration drilling capital is not included as part of the 2016 actuals and budget in Table  21-1.

Table 21-1  Actual 2020 and Planned 2021 Capital Costs for the Bolañitos Project

Description	Actual 2020 Cost (US$)	Planned 2021 Cost (US$)
Mine Development	9,148,037	9,245,148
Mine Equipment	5,065,871	0
Plant Equipment/Infrastructure	143,313	8,050,280
Vehicles	165,049	265,000
Office and IT	36,152	530,960
Buildings	183	635,589
Total	14,558,605	18,726,977

21.2 Operating Costs

The cash cost of silver produced at the Bolañitos Project in fiscal year 2020 was negative US $32.11/oz, compared to US $6.72/oz in 2019.  Cash operating cost per ounce of silver is calculated net of gold credits and royalties.  On a per tonne of ore processed basis, the cash operating costs in 2020 averaged US $70.11 per tonne, compared to US $77.31 in 2019. Table 21-2 also summarizes the 2021 planned estimated operating cost for the Bolañitos Project, which is budgeted at US $70.85/t processed.

Table 21-2  Operating Costs for the Bolañitos Mines Project

Department	Actual 2019 (US$/t)	Actual 2020(US$/t)	Planned 2021 (US$/t)
Mining	$46.22	$37.00	$36.15
Processing	$20.58	$18.38	$18.05
G&A	$10.52	$14.73	$16.65
Total	$77.32	$70.11	$70.85

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22. ECONOMIC ANALYSIS

EDR is a producing issuer as defined by NI 43‐101. An economic analysis has been excluded from this technical report as the Bolañitos Project is currently in production and this technical report does not include a material expansion of current production

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Bolañitos Project	Adjacent Properties

23. ADJACENT PROPERTIES

The Bolañitos Project is located within the Guanajuato mining district, which hosts several historically productive mines and in which mining has been carried out for more than 450 years. While a majority of the past producers in the district are located on quartz veins similar or related to those located on the Bolañitos property, there are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of the Bolañitos Project.

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Bolañitos Project	Other Relevant Data and Information

24. OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the Bolañitos Project as of December 31, 2020. The QP knows of no other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

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Bolañitos Project	Interpretation and Conclusions

25. INTERPRETATION AND CONCLUSIONS

EDR's Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.  Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is very good.  Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage.

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

25.1 December 31, 2020 Mineral Resource Estimate

The mineral resources for Bolañitos mine as of December 31, 2020, are summarized in Table 25-1. The resources are exclusive of the mineral reserves.

Table 25-1  Mineral Resource Estimate, Effective Date December 31, 2020

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	34,737	265	76	84,678	2.37	2,645
Indicated	433,412	347	166	2,313,890	2.27	31,573
Measured + Indicated	468,149	341	159	2,398,568	2.27	34,218
Inferred	625,337	322	120	2,411,253	2.52	50,733

1. Measured, Indicated and Inferred resource cut-off grades were 177 g/t for San Miguel, 173 g/t for La Luz and 181 g/t silver equivalent for Lucero .

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.7% silver and 88.9% gold.

4. Silver equivalents are based on a 80:1 silver:gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves

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Bolañitos Project	Interpretation and Conclusions

25.2 December 31, 2020 Mineral Reserve Estimate

The mineral reserves for the Bolañitos mine as of December 31, 2020, are summarized in Table 25-2. The reserves are exclusive of the mineral resources.

Table 25-2  Mineral Reserve Estimate, Effective Date December 31, 2020

Classification	Tonnes (000s)	AgEq g/t	Ag g/t	Ag (Koz)	Au g/t	Au (Koz)	% Dilution
Proven	76.3	243	34	83.1	2.62	6.42	34%
Probable	236.6	254	53	405.0	2.51	19.1	33.9%
Total Proven and Probable Reserves	312.9	251	49	488.2	2.53	25.5	33.9%

1. Reserve cut-off grades are based on 177 g/t for San Miguel, 173 g/t for La Luz and 181 g/t silver equivalent for Lucero.

2. Metallurgical Recoveries were 84.7% silver and 88.9% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 0.8 meters.

5. Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6. Silver equivalents are based on a 80:1 silver:gold ratio.

7. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

25.3 Conclusions

The mine staff possess considerable experience and knowledge about the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

A major change in ore metallurgy during the life of the current reserves is very unlikely, as nearly all the ore to be mined will come from veins with historic, recent, or current production.

Areas of uncertainty that may materially impact the mineral resources and reserves and subsequent mine life presented in this report include the following:

  Mining assumptions

  Dilution assumptions

  Exchange rates

  Changes in taxation or royalties

  Variations in commodity price

  Metallurgical recovery

  Processing assumptions

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Bolañitos Project	Interpretation and Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

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Bolañitos Project	Recommendations

26. RECOMMENDATIONS

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos mines is very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

An exploration budget has been developed for 2017 and discussed in the following section.

26.1 Exploration Program

In 2021, EDR plans to drill 11,500 meters of both surface and underground drilling in the Bolañitos Project. Drilling campaigns mainly in the Bolañitos North (Melladito), San Miguel, Plateros, Belén and Bolañitos South areas. Table 26-1 summarizes the planned 2021 exploration budget.

Table 26-1  2021 Bolañitos Exploration Budget

Project Area	2021 Program		Budget
	Metres	Development	US $
Surface & Underground Exploration Drilling
Surface & Under Drilling	11,500		1,725,000
Development (CrossCut)		200	200,000
Subtotal	11,500	200	1,925,000

Total	11,500	200	1,925,000

26.2 Geology, Block Modeling, Mineral Resources and Reserves

The QP recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued.  During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  The QP recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.  The chip and muck samples should be used to develop the production model.  This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

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Bolañitos Project	Recommendations

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location.  Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill.  The monthly surveyed as mined areas should be created into triangulation solids and saved monthly for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances.  The mill production should be reconciled to the final concentrate shipments on a yearly basis and resulting adjustment factors should be explained and reported.

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Bolañitos Project	References

27. REFERENCES

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Bolañitos Project	Appendices

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